                                                                    EXHIBIT 99.1

                                 (BRASCAN LOGO)


                             ANNUAL INFORMATION FORM

                                  May 21, 2002



                         -----------------------------

                                TABLE OF CONTENTS

                         -----------------------------


The Company............................................................      1

Development of the Business ...........................................      2

Business of the Company ...............................................      4

         Financial Profile ............................................      4

         Commercial Properties ........................................      6

         Financial Operations .........................................     10

         Power Generating Operations ..................................     14

         Residential Properties .......................................     17

         Assets Under Development .....................................     19

         Investment in Noranda and Nexfor .............................     21

Capital Resources and Liquidity .......................................     23

Business Environment and Risks ........................................     29

Management's Discussion and Analysis ..................................     32

Directors and Officers ................................................     33

Principal Shareholder .................................................     34

Stock Exchange Listings ...............................................     35

Dividends and Dividend Policy .........................................     36

Selected Consolidated Financial Information ...........................     37

Subsidiaries ..........................................................     40

Additional Information ................................................     41

                                 (BRASCAN LOGO)


                                   THE COMPANY

Brascan Corporation owns, manages and builds businesses that generate sustainable cash flows. Current operations are largely in the real estate, financial and power generation sectors. Total assets of $22 billion include 55 commercial properties and 32 power generating facilities. In addition, the Company holds investments in the resource sector.

The Company's goal is to build long-term shareholder value by investing in high quality assets at attractive values, by actively working to increase returns on capital invested in these assets, and by continuously pursuing new opportunities for future growth. The Company's Class A Limited Voting Shares and its publicly traded preferred equity securities are listed on the New York and Toronto Stock Exchanges under the symbol BNN.

Brascan Corporation is the successor corporation to EdperBrascan Corporation, which was formed pursuant to articles of amalgamation under the Business Corporations Act (Ontario) on August 1, 1997. EdperBrascan Corporation changed its name to Brascan Corporation on April 28, 2000. References in this Annual Information Form to the "Company" refer to Brascan Corporation. References to "Brascan" refer to the Company and its consolidated subsidiaries. References to the Company and Brascan include its predecessor corporations.

Unless otherwise indicated, the information appearing herein is stated as at December 31, 2001 and all dollar amounts are in Canadian dollars. The Company's registered office is Suite 4400, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3.

The following table provides selected consolidated financial information with respect to the Company as at and for the five years ended December 31, 2001:

Cdn$ millions, except per share amounts                      2001         2000         1999         1998         1997
                                                           --------     --------     --------     --------      -------
PER FULLY DILUTED CLASS A AND CLASS B LIMITED VOTING SHARE
Book value (1)                                               $24.68       $24.24       $21.72       $20.58       $20.01
Cash flow from operations                                      3.20         2.55         2.00         1.70         1.29
Cash return on book equity                                      13%          11%           9%           8%           6%
Trailing cash flow multiple on closing share price             9.0x         8.6x         9.6x        12.5x        20.5x
Market trading price - TSX (1)                               $28.75       $21.95       $19.10       $21.30       $26.00
Market trading price - NYSE/AMEX (1)                       US$18.06     US$14.56     US$13.50     US$13.94     US$18.13
Net income
    Prior to resource investments and gains                   $1.74        $1.12        $0.78        $0.87        $0.86
    Including resource investments and gains                   1.52         3.41         2.15         2.12         3.34
Dividends paid                                                 1.00         0.99         0.98         0.98         0.98
                                                           --------     --------     --------     --------      -------
TOTAL
Assets (1)                                                  $21,929      $21,467      $20,174      $20,598      $17,549
Common equity (1)                                             4,261        4,181        3,882        3,753        3,540
Revenues                                                      4,676        4,205        3,575        3,510        2,549
Operating income                                              1,762        1,568        1,391        1,302          957
Cash flow from operations                                       601          495          398          343          270
Net income
    Prior to resource investments and gains                     349          240          180          193          182
    Including resource investments and gains                    311          648          423          415          620
Number of Class A and Class B Limited
 Voting Shares outstanding (1)                                169.8        169.4        173.8        169.6        166.1
                                                           --------     --------     --------     --------      -------

---------------
(1)  At the end of periods shown

--------------------------------------------------------------------------------
BRASCAN CORPORATION                                                            1

                           DEVELOPMENT OF THE BUSINESS

BACKGROUND

The Company's oldest predecessor enterprise was founded in 1899 and incorporated as a public company in 1912 as Brazilian Traction, Light and Power Company, Limited. During the first half of the 20th century, this company developed the electrical power and other utility services for Brazil's two largest cities, Rio de Janeiro and Sao Paulo. During the 1960s and 1970s, the Company sold its utility interests in Brazil and reinvested the proceeds into a diverse range of businesses.

Over the past ten years, the Company has evolved from a diversified holding company into a focussed and growing operating company with three core businesses
- real estate, financial services and power generation. These businesses currently operate principally in Canada and the United States. The Company also holds investments in the resource sector.

RECENT DEVELOPMENTS

On May 17, 2002, Brascan acquired four hydroelectric generating stations in northern Ontario with a combined generating capacity of 488 megawatts ("MW") from Ontario Power Generation Inc. for $340 million. This acquisition increased Brascan's total power generating capacity to over 1,600 MW.

On April 19, 2002, the Company issued $125 million of 8.30% unsecured junior subordinated debentures due June 30, 2051.

On April 17, 2002, the Company received approval for a normal course issuer bid to purchase up to 13,900,000 Class A Limited Voting Shares, representing approximately 10% of the public float of the issued and outstanding Class A Limited Voting Shares of the Company, through open market purchases on the New York and Toronto Stock Exchanges during the period from April 19, 2002 to April 18, 2003.

On April 11, 2002, the Company circulated an offer to the minority shareholders of its financial operations subsidiary, Trilon Financial Corporation ("Brascan Financial"), to acquire all the outstanding common shares of Brascan Financial which it did not already own. The offer, valued at approximately $775 million, is comprised of a combination of cash, Class A Limited Voting Shares of the Company and a new series of Class A Preference Shares of the Company, subject to certain limits. On May 17, 2002, Brascan announced that 41.6 million Class A Shares of Brascan Financial had been tendered under this offer, representing 91% of the common shares of Brascan Financial not owned by Brascan. Brascan extended its offer to the minority shareholders of Brascan Financial to May 31, 2002.

On March 12, 2002, Brascan sold a 50% interest in Exchange Tower, a 1.1 million square foot office property in downtown Toronto, for $155 million.

On February 1, 2002, Brascan acquired six hydroelectric generating stations in northern Maine with a combined generating capacity of 126 MW and related transmission facilities for US$156 million.

During 2001, Brascan increased its ownership of Nexfor Inc. ("Nexfor"), a building products and specialty paper company, from 33% to 41% through normal course purchases.

On December 20, 2001, the Company issued $125 million of 8.35% unsecured junior subordinated debentures due December 31, 2050.

On December 12, 2001, the Company issued US$300 million of 8.125% senior notes due December 15, 2008 in the United States.

--------------------------------------------------------------------------------
2                                                        ANNUAL INFORMATION FORM

On November 1, 2001, holders of an aggregate of 6,950,208 Class A Preference Shares, Series 8 of the Company exchanged these shareholdings on a one-for-one basis into an equivalent number of Class A Preference Shares, Series 9, paying a quarterly fixed-rate dividend based on a 5.63% annual rate. Effective on that date, the dividend on the Class A Preference Shares, Series 8 was reset, in accordance with their terms, from a quarterly fixed-rate dividend based on a 6.25% annual rate to a monthly floating-rate dividend based on the prime rate.

On September 17, 2001, the Company issued 10,000,000 Class A Preference Shares, Series 10, paying a quarterly fixed-rate dividend based on a 5.75% annual rate, for gross offering proceeds of $250 million.

In August 2001, the Company received rating upgrades for its long-term debt to "A(low)" from "BBB(high)" from Dominion Bond Rating Services Limited ("DBRS"), and to "A-" from "BBB" from Standard & Poor's Rating Service ("S&P"). Also in August 2001, the Company's preferred share ratings were increased to "Pfd-2(low)" and "P-2" by DBRS and S&P, respectively.

In April 2001, the Company received approval for a normal course issuer bid to purchase up to 8,652,276 Class A Limited Voting Shares, representing approximately 5% of the issued and outstanding Class A Limited Voting Shares of the Company. Under this issuer bid, which ran from April 19, 2001 until April 18, 2002, the Company purchased 6,731,000 Class A Limited Voting Shares through open market purchases for $199 million at an average price per share of $29.62.

In February 2001, Brascan acquired a 50% joint venture interest in the Bay-Adelaide development site in downtown Toronto. The site includes a 1,100 space Class A below-grade parking garage, already in operation, and plans and foundations for a one million square foot office tower, which Brascan intends to develop once major tenancies are secured.

Also in February 2001, the Company increased its ownership of its power generating subsidiary, Great Lakes Power Inc. ("Brascan Power"), from 93% to 100% through the issuance of 3,900,494 Class A Limited Voting Shares and the payment of approximately $250,000 in cash.

In January 2001, the Company's interest in Brascan Financial was increased from 65% to 71% as a result of the repurchase by Brascan Financial of 14.5 million of its Class A Shares under a substantial issuer bid. In February 2002, Brascan's interest in Brascan Financial was diluted to 70% as a result of the exercise of outstanding share purchase warrants issued by Brascan Financial which were to expire on February 28, 2002.

In December 2000, the Company listed its Class A Limited Voting Shares for trading on the New York Stock Exchange.

In August 2000, the Company increased the quarterly dividend payable to holders of its Class A and B Limited Voting Shares from $0.245 to $0.25, effective with the dividend paid on November 30, 2000.

In June 2000, the Company completed a tender offer for $50 million of its 3.8% Series II Convertible Notes due 2088, reducing the aggregate principal amount of convertible notes outstanding to $99 million.

In April 2000, the Company received approval for a normal course issuer bid to purchase up to 8,688,281 Class A Limited Voting Shares. Under this issuer bid, which ran from April 3, 2000


--------------------------------------------------------------------------------
BRASCAN CORPORATION                                                            3
until April 2, 2001, the Company purchased 5,485,700 Class A Limited Voting Shares through open market purchases for $109 million at an average price per share of $19.95.

In March 2000, Brascan acquired a prime development site at 300 Madison Avenue in midtown Manhattan for the purpose of constructing a 1.2 million square foot office property. In March 2001, a 30-year lease was signed with CIBC World Markets for 100% of the space in this project. Construction of this 35-storey tower is now under way, with completion expected in early 2004.

Also in March 2000, the Company sold its 40% interest in Canadian Hunter Exploration Ltd. ("Canadian Hunter"), an oil and natural gas exploration company, for gross proceeds of $619 million. After providing for taxes and other provisions, the Company recorded a net gain of $250 million on this transaction.

In November 1999, Brascan acquired 40% of the trust units issued by Great Lakes Hydro Income Fund, which was formed at that time to acquire the Maclaren Power hydroelectric system in western Quebec from Nexfor. In May 2000, Brascan increased its ownership in this Fund to 50%.

In June 1999, holders of the Company's outstanding 7.0% Series III Convertible Notes converted their securities into 2,952,542 Class A Limited Voting Shares of the Company.


                             BUSINESS OF THE COMPANY

The Company's business strategy is to own, manage and build businesses which generate sustainable cash flows. Current operations are largely in the real estate, financial and power generating sectors. At December 31, 2002, these operations employed approximately 26,000 people. In addition, the Company holds investments in the resource sector.

The Company's goal is to build long-term shareholder value by investing in high quality assets at attractive values, by actively working to increase returns on capital invested in these assets, and by continuously pursuing new opportunities for future growth.

The Company owns and operates its businesses directly as well as through partially owned companies and joint venture partnerships. While the Company would prefer to own 100% of its operating businesses, there are circumstances when it is beneficial to operate through partially owned companies and partnerships. For a list of the subsidiaries through which the Company conducts it business, please refer to page 40 of this Annual Information Form.

Headquartered in Toronto, Canada, Brascan is an international company. More than 60% of the Company's assets are located outside of Canada and most of its revenues are denominated in US dollars. The Company's publicly traded securities are listed on the New York, Toronto and Brussels stock exchanges. Financial results have historically been reported in Canadian dollars, although the Company is considering adopting the US dollar as its reporting currency during 2002.

A financial profile of the Company along with a description of its principal businesses follows. In addition to the information provided by the Company on its businesses in this Annual Information Form, the Company's operating units and investee companies which are also reporting issuers have filed their own Annual Information Forms and Annual Shareholder Reports containing information specific to their respective operations. Copies of these documents may be obtained from securities administrators in each province of Canada or from the Secretary of the Company.


--------------------------------------------------------------------------------
4                                                        ANNUAL INFORMATION FORM

FINANCIAL PROFILE

The Company's consolidated assets totaled $21.9 billion as at December 31, 2001 on a book value basis, compared with $21.5 billion at the end of the preceding year. The underlying value of these assets at the end of 2001, based on the methodology and assumptions contained herein, totaled $27.0 billion. The Company segregates its assets into operating assets, cash and working capital balances, and investments in the resource sector.

Operating assets represent the assets employed in Brascan's real estate, financial and power businesses, together with assets under development in each of those sectors. These assets represented 83% of the Company's total assets on an underlying value basis, and generated approximately 90% of its operating cash flows during 2001.

Each of Brascan's operating businesses generates sustainable, low risk, growing streams of cash flow. Relatively low sustaining capital investment is required to maintain these operations, and the values of the assets held by these businesses typically appreciate as the associated cash flow streams grow, rather than depreciate over time as is common with depleting assets. As a result, the Company believes that the majority of its assets are most appropriately valued on a discounted cash flow basis or a cash flow multiple basis. Accordingly, cash flow information related to these assets has been provided herein to assist readers assess these values.

Commercial property assets are principally premier quality office properties located in major North American cities; residential property assets represent the assets deployed in Brascan's residential development and home building operations; financial services assets represent the investment assets owned as part of Brascan's financial services business, which is focussed primarily on asset management, business services, capital markets activities and merchant banking; and power generating plants are predominantly hydroelectric power generating facilities located on North American river systems.

Assets under development are comprised principally of properties under development in Brascan's commercial and residential property operations as well as its power generating business. Although these assets currently generate minimal cash flow, they represent an important component of the Company's strategy to continuously upgrade the quality of its businesses and enhance cash flows from operations.

The Company's two resource investments, Noranda Inc. ("Noranda") and Nexfor, contributed $96 million of cash flow through dividend receipts in 2001 and, when valued based on their December 31, 2001 stock market prices, represent 7% of the underlying value of the Company's total assets. Given that prices for many of the products produced by these two companies are at cyclical lows, the Company believes that their values will increase as prices recover to normal levels.

Brascan finances its operations through diversified sources of capital. Attractive low-risk financial leverage for common shares is achieved through the use of property specific mortgages that have no recourse to Brascan and the issuance of low-rate permanent non-participating securities such as preferred shares.

The financial information in this Annual Information Form is presented on a consolidated basis which includes the results of Brascan's real estate, financial services and power generation businesses. Although the Company only commenced full consolidation of its real estate operations on December 31, 2001, much of the material contained herein reflects its consolidation for all periods in order to provide appropriate comparative figures.

The composition of the Company's assets and liabilities at the end of 2001 and 2000, and the operating cash flows for the past three years are summarized below:


--------------------------------------------------------------------------------
BRASCAN CORPORATION                                                            5

                                                          Return
                                      Underlying Value   on Assets       Book Value            Operating Cash Flow
Years ended December 31               ----------------   ---------  ------------------   -----------------------------
Cdn$ millions                           %       2001        2001      2001       2000      2001       2000       1999
                                      ----    -------    ---------  -------    -------   -------    -------    -------
ASSETS
   Operating assets
     Commercial properties             49%    $13,200        11%    $ 9,580    $ 9,838   $ 1,087       $960       $868
     Financial operations              14%      3,641        10%      3,137      3,016       303        275        263
     Power generating operations        9%      2,416        10%      1,511      1,358       142        123         91
     Residential properties             4%      1,120        13%      1,110        945       140        118         94
     Assets under development           7%      1,926          -      1,631      1,302         -          -          -
                                      ----    -------       ----    -------    -------   -------    -------    -------
                                       83%     22,303        10%     16,969     16,459     1,672      1,476      1,316
   Cash                                 2%        607          -        607        658         -          -          -
   Investment in Noranda and Nexfor     7%      1,853         4%      2,151      2,209        96         94         94
   Accounts receivable and other        8%      2,202         4%      2,202      2,141        90         92         75
                                      ----    -------       ----    -------    -------   -------    -------    -------
                                      100%    $26,965         9%    $21,929    $21,467   $ 1,858    $ 1,662    $ 1,485
                                      ====    =======       ====    =======    =======   =======    =======    =======

LIABILITIES
   Non-recourse borrowings
     Property specific mortgages               $7,160         7%     $7,160    $ 7,017     $ 471      $ 400      $ 393
     Other debt of subsidiaries                 3,161         5%      3,161      3,107       158        161        121
   Corporate borrowings                         1,313         6%      1,313      1,360        95        106        111
   Accounts and other payables                  1,718         5%      1,718      1,630        79         84        100
SHAREHOLDERS' INTERESTS
   Minority interests of others
     in assets                                  4,542        14%      2,720      2,722       391        348        297
   Preferred equity - corporate and
     subsidiaries                               1,596         7%      1,596      1,450       106        111        105
   Common equity                                7,475        13%      4,261      4,181       558        452        358
                                              -------       ----    -------    -------   -------    -------    -------
                                               13,613        12%      8,577      8,353     1,055        911        760
                                              -------       ----    -------    -------   -------    -------    -------
                                              $26,965         9%    $21,929    $21,467   $ 1,858    $ 1,662    $ 1,485
                                              =======       ====    =======    =======   =======    =======    =======
PER CLASS A AND
 CLASS B LIMITED VOTING SHARE                 $ 42.90        13%     $24.68     $24.24    $ 3.20     $ 2.55     $ 2.00
                                              =======       ====    =======    =======   =======    =======    =======

COMMERCIAL PROPERTIES

Brascan's commercial property portfolio is comprised largely of premier office properties located in six North American cities, with New York, Boston and Toronto accounting for 71% of the portfolio on a book value basis. In addition, Brascan owns properties in two South American cities.

Brascan's commercial property portfolio consists of 55 properties that contain a total of 36.2 million square feet of rentable area. Brascan also owns nine commercial development sites which represent a potential further 8.7 million square feet of buildable space.

The composition of Brascan's commercial property assets at the end of 2001 and 2000, and the operating cash flows for the past three years are shown below:


--------------------------------------------------------------------------------
6                                                        ANNUAL INFORMATION FORM

                                       Leasable        Return
Years ended December 31                Area (1)      on Assets       Book Value             Operating Cash Flow (2)
                                       --------      ---------   ------------------      ------------------------------
Region                                   2001           2001       2001       2000        2001         2000        1999
                                        ------          ----     -------     ------      ------        ----        ----
                                        (000                        (US$ millions)                (US$ millions)
                                        sq.ft.)
New York, New York                      10,113           10%     $ 3,203     $3,102       $ 329        $313        $300
Toronto, Ontario                         6,866           12%         737        801          91          88          77
Boston, Massachusetts                    2,163           11%         332        648          37          56          47
Denver, Colorado                         3,014           10%         357        368          36          34          34
Calgary, Alberta                         6,330           11%         520        574          57          48          33
Minneapolis, Minnesota                   3,008            7%         391        392          29          28          27
Other North America                      3,171           18%         209        441          38          25          31
Brazil                                   1,593           12%         276        277          29          33          30
Lease termination income and gains           -             -           -          -          55          19          20
                                        ------          ----     -------     ------      ------        ----        ----
Total - US$                             36,258           11%     $ 6,025     $6,603       $ 701        $644        $599
                                        ======          ====     =======     ======      ======        ====        ====
Total - Cdn$                                                     $ 9,580     $9,838      $1,087        $960        $868
                                                                 =======     ======      ======        ====        ====
Underlying value estimate - Cdn$                                 $13,200
                                                                 =======

--------------
(1)  Excluding development sites

(2)  Commercial property revenue less operating costs

The underlying value of Brascan's commercial properties is based on a 7.75% capitalization rate applied to estimated 2002 net operating income, prior to lease termination income and other property gains, which is projected to be $1,025 million. This represents a modest increase over the $1,002 million earned in 2001 on a comparable basis, taking into account the reduction due to dispositions of property interests during the year.

Commercial property operations contributed $1,087 million of operating cash flow in 2001, an increase of 13% over 2000 as a result of strong internal growth generated by the roll-over of below market leases, contractual increases embedded in leases, the impact of acquisitions and dispositions and the proactive renegotiation of leases prior to their maturity in order to capture termination income, property gains and higher rental rates.

COMPONENTS OF OPERATING CASH FLOW

The components of commercial property operating cash flow for the past three years were as follows:

Years ended December 31 (US$ millions)           2001       2000       1999
                                                ------     ------     ------
Rental revenue                                  $1,053     $1,046     $  967
Property operating costs                           407        421        388
                                                ------     ------     ------
Total rental revenue                               646        625        579
Lease termination income and property gains         55         19         20
                                                ------     ------     ------
Operating cash flow - US$                       $  701     $  644     $  599
                                                ======     ======     ======
Operating cash flow - Cdn$                      $1,087     $  960     $  868
                                                ======     ======     ======

The components of the growth in commercial property operating cash flow broken down by contractual increases in rental rates, rollovers of rents, lease-up vacancies and acquisitions and dispositions over the past three years were as follows:

Years ended December 31 (US$ millions)                        2001          2000        1999
                                                             -------      -------     -------
Net operating income before lease termination income and
   property gains                                            $   625      $   579     $   537
   (i)   Contractual increases on in-place leases                 13           16          15
   (ii)  Rental increases achieved on in-place rents on
         re-leasing                                               17           13          10


--------------------------------------------------------------------------------
BRASCAN CORPORATION                                                            7

Years ended December 31 (US$ millions)                        2001          2000        1999
                                                             -------      -------     -------
   (iii) Lease-up of vacancies                                    15            7           1
   (iv)  Acquisitions and dispositions, net                      (24)          10          16
                                                             -------      -------     -------
                                                                 646          625         579
   (v) Lease termination income and property gains                55           19          20
                                                             -------      -------     -------
Operating cash flow - US$                                    $   701      $   644     $   599
                                                             =======      =======     =======
Operating cash flow - Cdn$                                   $ 1,087      $   960     $   868
                                                             =======      =======     =======


(i)  Contractual increases on in-place leases

During 2001, contractual increases in leases added US$13 million to net income, compared to a US$16 million increase in 2000. Brascan's leases typically have clauses which provide for the collection of rental revenues in amounts that increase every five years. Given the high credit quality of tenants in Brascan's buildings, there is generally lower risk in realizing these increases. It is Brascan's practice to record rental revenues in accordance with the actual payments received under the terms of its leases, which typically increase over time.

(ii) Rental increases achieved on in-place rents on re-leasing

During 2001, US$17 million of increased cash flow was generated from higher rental rates on the re-leasing of space in the portfolio. As December 31, 2001, average in-place net rents increased to US$21 per square foot compared with US$20 per square foot at December 31, 2000 and US$19 per square foot at December 31, 1999. The following table shows the average estimated in-place rents and current market rents for similar space and services in each of Brascan's markets:

As at December 31, 2001                                  Average       Average
                             Leasable      Average       In-Place       Market
Region                       Area (1)     Lease Term     Net Rent      Net Rent
                           ------------   ----------     --------      --------
                           (000 sq.ft.)    (years)       (US$ per       (US$ per
                                                          sq.ft.)        sq.ft.)
New York, New York
    Midtown                    1,693            14       $    36       $    55
    Downtown                   8,420            11            32            45
Toronto, Ontario               6,866             5            18            21
Boston, Massachusetts          2,163             6            30            40
Denver, Colorado               3,014             5            15            20
Calgary, Alberta               6,330             9            11            17
Minneapolis, Minnesota         3,008             5            10            15
Other North America            3,171             8            12            12
Brazil                         1,593             5            45            50
                             -------       -------       -------       -------
Average - US$                 36,258            10       $    21       $    29
                             =======       =======       =======       =======
Average - Cdn$                                           $    33       $    46
                             =======       =======       =======       =======

--------------
(1)  Excluding development sites

Average in-place and market rents are approximately 70% of average market rates, which should provide growth in cash flows as existing space is re-leased.

(iii)    Lease-up of vacancies

Over 3.6 million square feet of space was leased in 2001, including 3 million square feet of new occupancies and 0.6 million square feet of renewals. The larger volume of new leasing reflects the impact of acquisitions during the year, re-leasing of space taken back on lease terminations and Brascan's proactive lease management program, which is focussed on capturing the differences between in-place and market rents prior to contractual lease expiry. Brascan's total


--------------------------------------------------------------------------------
8                                                        ANNUAL INFORMATION FORM
portfolio occupancy rate in 2001 remains unchanged at 97%. The leasing profile for 2001, 2000 and 1999 is shown in the following table:

                                      2001                      2000                       1999
                            ---------------------      ---------------------      ---------------------
As at December 31           LEASABLE         %         Leasable         %         Leasable          %
thousand sq. ft.            AREA (1)       LEASED      Area (1)       Leased      Area (1)       Leased
                            --------       ------      --------       ------      --------       ------
New York, New York           10,113          100%        9,846          100%        9,667           99%
Toronto, Ontario              6,866           97%        7,099           99%        7,179           96%
Boston, Massachusetts         2,163           99%        2,163          100%        2,122           95%
Denver, Colorado              3,014           96%        3,156           94%        3,147           97%
Calgary, Alberta              6,330           96%        6,471           94%        3,770           95%
Minneapolis, Minnesota        3,008           95%        3,008           96%        3,009           96%
Other North America           3,171           93%        5,157           95%        4,387           92%
Brazil                        1,593           98%        1,593           97%        1,593           97%
                             ------        ------       ------        ------       ------        ------
Total                        36,258           97%       38,493           97%       34,874           96%
                             ======        ======       ======        ======       ======        ======

--------------
(1)  Excluding development sites

(iv) Acquisitions and dispositions, net

The sale of properties during the year reduced operating cash flow by US$24 million, net of operating cash flow from properties acquired during the year. This compares with a net increase of US$10 million in 2000.

In 2001, Brascan sold partnership interests in its two Boston office properties for the equivalent of $1,046 million. These sales were completed on a 7.25% capitalization rate, generating $260 million of net cash to Brascan. Other property sales included two office buildings in Calgary and five non-core retail properties. In 2000, Brascan added 3.5 million square feet through the acquisition of Bankers Hall in Calgary and Royal Centre in Vancouver for $514 million. These assets were acquired with over 425,000 square feet of vacancy.

(v)  Lease termination income and property gains

During 2001, Brascan generated US$54 million of gains on the sale of partial interests in office properties. The sale of a 49% interest in two Boston properties and a 50% interest in Fifth Avenue Place in Calgary resulted in gains of US$24 million and US$30 million, respectively. No gains on the sale of office properties were recorded in 2000. Lease termination payments totaling US$1 million were generated in 2001, compared to US$19 million in 2000 and US$20 million in 1999. While these types of payments are opportunistic and difficult to predict, the dynamic tenant base typical in Brascan's buildings should enable it to generate other opportunities in the future, resulting in similar payments.

TENANT RELATIONSHIPS AND LEASE MATURITIES

An important characteristic of Brascan's tenant profile is its strong credit quality. Special attention is directed at each tenant's credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The tenant profile on average represents an "A" credit rating. Major tenants with over 400,000 square feet of space in the portfolio include Merrill Lynch, RBC Financial Group, CIBC World Markets, Petro-Canada, Imperial Oil and J.P. Morgan Chase.

Where possible, Brascan endeavours to sign long-term leases. Although each market is different, the majority of Brascan's leases are for 10 to 20 year terms. As a result, the average amount of leasable area in the total portfolio maturing annually is less than 5%. In New York and Boston, where the 2002 to 2004 maturities were aggressively re-leased in 2000 and 2001, scheduled maturities during these three years combined represent less than 5% of Brascan's space in these markets. This is particularly important in downtown Manhattan where the


--------------------------------------------------------------------------------
BRASCAN CORPORATION                                                            9
portfolio has virtually no leases maturing until late 2005. Given the events of September 11, 2001 and the work required to rebuild the transportation infrastructure in downtown Manhattan over the next 24 months, Brascan's proactive leasing programme was particularly fortuitous.

The following is the breakdown of lease maturities by market:

                                                                                                                              Total
                         Currently                                                                                2009 &    Leasable
thousand sq. ft.         Available    2002       2003       2004       2005       2006       2007       2008      Beyond      Area
                         ---------   ------     ------     ------     ------     ------     ------     ------     ------    --------
New York, New York            43         34         18        176        602        441         70        279      8,450     10,113
Boston, Massachusetts         24         24         26         86        226        587         60        376        754      2,163
                          ------     ------     ------     ------     ------     ------     ------     ------     ------     ------
                              67         58         44        262        828      1,028        130        655      9,204     12,276
Toronto, Ontario             199        117        184        305      1,398        299        347        250      3,767      6,866
Denver, Colorado             111        160        223        154        477        320        219        380        970      3,014
Calgary, Alberta             230         80         72        125        288        225         99        247      4,964      6,330
Minneapolis, Minnesota       138        371        400        173         87        528         71          8      1,232      3,008
Other North America          188        202        344        200        158        248        259         61      1,511      3,171
Brazil                        27        131        107        127        141        128         44         24        864      1,593
                          ------     ------     ------     ------     ------     ------     ------     ------     ------     ------
Total                        960      1,119      1,374      1,346      3,377      2,776      1,169      1,625     22,512     36,258
                          ======     ======     ======     ======     ======     ======     ======     ======     ======     ======
% of total                    3%         3%         4%         4%         9%         8%         3%         4%        62%       100%
                          ======     ======     ======     ======     ======     ======     ======     ======     ======     ======


--------------------------------------------------------------------------------
10                                                       ANNUAL INFORMATION FORM

Selected information on the 15 largest building complexes in Brascan's commercial portfolio is presented below:

                                                                                  Leasable Area (000 sq. ft.)
                                                                          --------------------------------------------
                                                            Number of                       Retail and
Complex                                                    Properties          Office          Other          Total
--------------------------                                 ----------      -------------   ------------   -----------
World Financial Center        New York                          3             5,686            520            6,206
One Liberty Plaza             New York                          1             2,194             20            2,214
245 Park Avenue               New York                          1             1,631             62            1,693
BCE Place                     Toronto                           4             2,559            869            3,428
Exchange Tower Block          Toronto                           2             1,137            256            1,393
53 State Street               Boston                            1             1,090             71            1,161
75 State Street               Boston                            1               742            260            1,002
Republic Plaza                Denver                            1             1,245            548            1,793
Trade Center Denver           Denver                            2               766             43              809
Bankers Hall                  Calgary                           3             1,961            628            2,589
Fifth Avenue Place            Calgary                           2             1,427            254            1,681
Petro-Canada Centre           Calgary                           2             1,707            245            1,952
33 South Sixth Street         Minneapolis                       2             1,082            695            1,777
Dain Plaza                    Minneapolis                       2               593            638            1,231
Retail centres and hotels     Brazil                            4                 -          1,593            1,593


FINANCIAL OPERATIONS

Brascan's financial operations include asset management, business services, capital markets and merchant banking activities. These activities generate steady streams of investment income as well as fees and commissions. Brascan's financial operations are conducted domestically and internationally, primarily from offices in Canada and the United States.

The composition of Brascan's financial assets at the end of 2001 and 2000, and the operating cash flows for the past three years are as follows:

                                                  Return
Years ended December 31                          on Assets         Book Value             Operating Cash Flow (1)
                                                 ---------    --------------------      ------------------------------
Cdn$ millions                                       2001        2001        2000         2001        2000        1999
-----------------------                          ---------    --------    --------      ------      ------      ------
Securities                                          9%        $ 1,507     $ 1,619       $ 129        $ 99       $ 101
Loans receivable                                    8%          1,630       1,397         132         127         115
                                                   ---        -------     -------       -----       -----       -----
                                                                3,137       3,016         261         226         216
Fees and commission income, net                      -              -           -          42          49          47
                                                   ===        =======     =======       =====       =====       =====
Total                                              10%        $ 3,137     $ 3,016       $ 303       $ 275       $ 263
                                                   ===        =======     =======       =====       =====       =====
Underlying value estimate                                     $ 3,641
                                                              =======

---------------
(1) Investment income and fee revenue, net of directly applicable operating costs

The underlying value of Brascan's financial assets is based on the book value of the securities and loans receivable balances, plus its fee generating businesses valued at a 12 times multiple.

COMPONENTS OF OPERATING CASH FLOW

Brascan's financial businesses contributed $303 million of operating cash flow in 2001, an increase of 10% over 2000 reflecting growth in asset management and capital market activities during the year.



--------------------------------------------------------------------------------
BRASCAN CORPORATION                                                           11

The components of operating cash flow for the past three years were as follows:

Years ended December 31
Cdn$ millions                                 2001            2000        1999
------------------------                     ------          ------      ------
Fees and commissions                         $ 375          $ 363         $ 353
Investment income                              261            226           216
                                             -----          -----         -----
Total revenues                                 636            589           569
Operating costs                                333            314           306
                                             -----          -----         -----
Operating cash flow                          $ 303          $ 275         $ 263
                                             =====          =====         =====


Operating cash flow from Brascan's financial business increased in 2001 due to a larger level of invested assets and higher yields during the period. Fees and commission revenues also increased with the continued focus on these businesses, although growth in the associated operating cash flow was restrained due to absorption of start-up costs.

OPERATING SEGMENTS

Brascan's financial operations include four primary businesses as summarized in the following table:

                                                    Return
Years ended December 31                            on Assets        Book Value               Operating Cash Flow
                                                   ---------  ----------------------- -------------------------------
Cdn$ millions                                        2001       2001        2000        2001        2000        1999
                                                   ---------  -------     -------      ------      ------      ------
Asset management                                       7%       $ 432       $  77        $ 28        $ 13        $ 14
Business services                                     20%         138         124          28          27          16
Capital markets                                       10%       2,006       2,379         195         179         188
Merchant banking                                       9%         561         436          52          56          45
                                                    ------    -------     -------      ------      ------      ------
Total                                                 10%     $ 3,137     $ 3,016       $ 303       $ 275       $ 263
                                                    ======    =======     =======       =====       =====       =====

Asset Management Operations are focussed on the management of alternative investments on behalf of institutional investors as well as for Brascan's own account. As part of these asset management operations, Brascan also assists in making markets for securities of the funds being managed. Assets under management increased to $2.8 billion during 2001 primarily through the introduction of several new funds and expansion of existing funds, as summarized below:

As at December 31 (Cdn$
millions)                                                                          Total Assets         Brascan's Investment
                                                                            -------------------------   --------------------
Fund Name                           Investment Type                           2001           2000        2001          2000
-----------                         ----------------                        -------         ------      ------       -------
The Imagine Group                   Fixed income                            $ 1,100          $ -        $  315         $ -
Highstreet Asset Management         Equities                                    600          300             1           2
Tricap Restructuring Fund           Private equity                              400            -            30           -
Diversified Canadian Financial I    Preferred shares                            215          215             -           -
Diversified Canadian Financial II   Preferred shares                            325            -             -           -
Century Property & Casualty         Fixed income                                 85           85            14           9
Mavrix Fund Management              Mutual funds                                 75            -             3           -
Trilon Opportunity Fund             Private equity                               50            -             5           -
Other investment assets             Various                                       -           50            64          66


--------------------------------------------------------------------------------
12                                                       ANNUAL INFORMATION FORM

As at December 31 (Cdn$
millions)                                                                          Total Assets         Brascan's Investment
                                                                            -------------------------   --------------------
Fund Name                           Investment Type                           2001           2000        2001          2000
-----------                         ----------------                        -------         ------      ------       -------
                                                                            -------         ------      ------       -------
Total                                                                       $ 2,850         $ 650       $  432       $  77
                                                                            =======         ======      ======       =======


The contribution from Brascan's asset management operations in 2001 was $28 million, an increase from $13 million in 2000. During 2001, Brascan established the Tricap Restructuring Fund, a $400 million fund formed in partnership with Canada Pension Plan Investment Board, CIBC World Markets and TD Capital Group, to provide restructuring capital and advice to companies experiencing financial or operational difficulties. Brascan also sponsored the launch of two split share investment companies and successfully expanded The Imagine Group, a finite-risk reinsurance company with $1.1 billion of assets.

Business Service Operations include a wide range of specialized administrative and other business services to corporations and institutions in areas where Brascan has experience and strong brand recognition. Some examples of these services include corporate relocations, residential property appraisals, facilities management, property transaction closing services and voucher services. Although the net cash flow growth from business services during 2001 was relatively modest, Brascan is committed to growing these businesses. The components of operating cash flow from business services for the past three years are shown below:

Years ended December 31                            Operating Cash Flow
                                             ----------------------------------
Cdn$ millions                                 2001           2000          1999
                                             -----          -----         -----
Revenues                                     $ 262          $ 250         $ 249
Operating expenses                             234            223           233
                                             -----          -----         -----
Operating cash flow                          $  28          $  27         $  16
                                             =====          =====         =====


The business services group continued to experience revenue growth in 2001 through the expansion of the range of services provided and the acquisition of new clients. Relocation services revenues were up 17% over the prior year due to an increase in the number of client employee moves processed during the year and an increase in supplemental services provided to corporate clients. The appraisal business completed over 50,000 appraisals during the year representing a 17% increase over 2000. Several of Canada's major banks became clients during the year, and the expected increase in appraisal volumes should lead to higher revenues and profit contributions in the future.

Brascan also holds a 44% interest in MIST Inc., a provider of transaction processing services to banks and processors. MIST has developed a financial transaction payment gateway which, together with MIST's innovative wireless and internet-enabled transaction terminals, provides banks or processors and their retail merchant clients with a leading-edge solution to their payment processing needs.

Capital Market Activities include securities underwriting and advisory services activities, securities and real estate brokerage activities, proprietary capital market investing activities and investment banking. Securities underwriting and advisory services activities include domestic and international underwritings as well as advising clients on mergers and acquisitions and capital market transactions. Brokerage services include residential and commercial property brokerage conducted through wholly-owned Royal LePage. Brascan invests its own capital in higher-yielding fixed income and equity securities as part of its proprietary market activities.

--------------------------------------------------------------------------------
BRASCAN CORPORATION                                                           13

The components of operating cash flow from Brascan's capital market activities are shown below:

Years ended December 31                              Operating Cash Flow
                                            -----------------------------------
Cdn$ millions                                2001           2000           1999
                                            -----          -----          -----
Fees                                         $ 26           $ 20           $ 18
Commissions                                    66             78             67
Investment income                             181            162            167

Total revenues                                273            260            252
Operating costs                                78             81             64
                                            -----          -----          -----
Operating cash flow                         $ 195          $ 179          $ 188
                                            =====          =====          =====


--------------------------------------------------------------------------------
14                                                       ANNUAL INFORMATION FORM

Capital market activities generated an increased contribution in 2001 compared to 2000, notwithstanding the redeployment of capital into other business segments. The increased returns were due to higher yields on invested assets, as well as increased underwriting and advisory fees. Brascan participated in 46 underwriting transactions in 2001 which raised $18 billion for clients, and was involved in 10 merger, acquisition and debt refinancing advisory mandates.

Brascan's capital market investments consist largely of securities and loans receivable, as shown below:

As at December 31 (Cdn$ millions)                    2001                    2000
                                                   -------                 -------
Fixed income securities                            $   990                 $ 1,072
Common shares                                          340                     319
Loans receivable                                       676                     988
                                                   -------                 -------
Total                                              $ 2,006                 $ 2,379
                                                   =======                 =======

Fixed income securities include $787 million of preferred shares and $203 million of debentures. Approximately 85% of the portfolio comprises securities issued by companies which are considered to be investment grade. Of the total fixed income securities held, 92% are fixed rate and 8% are floating rate. Common share investments include securities of companies Brascan believes are undervalued with potential for value appreciation. Loans receivable are senior ranking secured obligations of borrowers who are clients of Brascan including investee companies. Loans receivable decreased by $312 million in 2001 due to scheduled maturities, with the proceeds largely redeployed into other financial operations.

Merchant Banking Activities are primarily focussed on providing bridge loan financing to clients that are expanding their businesses. Merchant banking loans, which generally range in size from $10 million to $150 million, are secured, typically have a term of two years or less, and normally provide a floating rate interest return plus a participation in the assets financed.

Merchant banking loans and investments increased by $125 million during 2001 to $561 million as volatility in the debt and equity markets presented new merchant banking opportunities, particularly in the latter half of the year. New loan originations in 2001 totaled $370 million compared to $342 million in 2000, and loan collections totaled $200 million compared to $366 million in the prior year. Brascan endeavours to maintain a disciplined approach to loan originations and continues to focus its merchant banking operations on the real estate, financial services, energy and natural resources industries, where it has operational experience. Income from merchant banking operations is comprised of fees, commissions and gains realized on participations in the appreciation of the assets financed, as well as interest and dividends earned on securities and loans receivable.


--------------------------------------------------------------------------------
BRASCAN CORPORATION                                                           15

DIVERSIFICATION OF ASSETS

Brascan has focussed its financial operations on corporate and institutional clients and concentrates on a select number of industry sectors. The following table provides an analysis of its financial assets within the financial operations business by industry sector:

As at December 31                        2001                    2000
                                 -------------------      --------------------
Cdn$ millions                    AMOUNT           %        Amount          %
                                 ------         ----      -------         ----
Real estate                       $ 386          12%        $ 501          17%
Financial services                1,033          33%          795          26%
Power generation                    570          18%          355          12%
Diversified                       1,148          37%        1,365          45%
                                 ------         ----      -------         ----
Total                           $ 3,137         100%      $ 3,016         100%
                                =======         ====      =======         ====


--------------------------------------------------------------------------------
16                                                       ANNUAL INFORMATION FORM

POWER GENERATING OPERATIONS

Brascan's power generating operations are primarily hydroelectric generating plants located on river systems in North America, many of which contain water storage reservoirs which permit the production of on-peak power to earn incremental income.

The composition of Brascan's power assets at the end of 2001 and 2000, and the operating cash flows for the past three years are shown below:


                                                  Return
Years ended December 31                          on Assets         Book Value             Operating Cash Flow (1)
                                                 ---------    --------------------     -------------------------------
Cdn$ millions                                      2001          2001       2000        2001       2000        1999
                                                 ---------     -------    --------     -------    -------     -------
Northern Ontario Power                                  9%       $ 688       $ 627        $ 58       $ 52        $ 54
Maclaren Power                                         11%         336         314          36         37           1
Powell River Energy (2)                                 -           58           -           1          -           -
Louisiana HydroElectric Power                           5%         242         226          12          6          14
Pontiac Power                                           8%         106         107           9         10          10
Valerie Falls Power                                    14%          21          21           3          3           3
Lake Superior Power                                    23%          60          63          14         11           9
Other power revenues                                    -            -           -           9          4           -
                                                 ---------     -------     -------       ------     -----        ----
Total                                                  10%     $ 1,511     $ 1,358       $ 142      $ 123        $ 91
                                                 =========     =======     =======       ======     =====        ====
Underlying value estimate                                      $ 2,416
                                                 =========     =======     =======       ======     =====        ====

-------------
(1)  Power generating revenues less operating costs
(2)  Acquired in February 2001

The underlying value of Brascan's power generating operations is based on a 12 times multiple of operating cash flows, assuming 10-year average precipitation levels and an average selling price of US3.7 cents per kilowatt hour ("KWh"), adjusted for the cost to acquire the Great Northern Energy operations in February 2002, but not including the Mississagi River assets acquired May 17, 2002.

POWER GENERATING BASE

As at April 30, 2002, Brascan owned operating interests in 28 power generating stations with a combined generating capacity of 1,117 MW. All but one of these stations are hydroelectric facilities located on river systems in five geographic regions within North America, specifically Ontario, Quebec, British Columbia, Maine and Louisiana. Brascan also holds a 50% interest in a 110 MW natural gas-fired combined cycle co-generation facility located in northern Ontario. In total, Brascan's facilities are capable of producing 6,220 gigawatt hours ("GWh") of generation annually.

Brascan's power operations are strategically located with transmission interconnections from Ontario into Quebec. Interconnections with adjacent US markets in Michigan and Maine are also planned, which will enable cross-border marketing of surplus power into these interconnected markets.

In addition, many of Brascan's facilities contain water storage reservoirs either at the power station or upstream. These features allow Brascan to store water and optimize selling prices by generating and selling power during higher-priced peak periods.


--------------------------------------------------------------------------------
BRASCAN CORPORATION                                                           17

Brascan's power generation capacity as at April 30, 2002 and its effective ownership interests therein are summarized in the following table:

                                                                             Power                          Effective
                                                         Capacity    Generation(1)        Percentage         Interest
As at April 30, 2002                Region                   (MW)            (GWh)         Ownership            (GWh)
------------------------------      -----------------    ---------   -------------        -----------       ---------
Northern Ontario Power              Northern Ontario         331             1,550              100%            1,550
Maclaren Power                      Quebec                   238             1,418              100%            1,418
Louisiana HydroElectric Power       Louisiana                192               869               75%              652
Great Northern Energy(2)            Maine                    126               750              100%              750
Powell River Energy                 British Columbia          82               522               50%              261
Pontiac Power                       Quebec                    28               210              100%              210
Valerie Falls Power                 Northern Ontario          10                51               65%               33
Lake Superior Power                 Northern Ontario         110               850               50%              425
                                                         -------    --------------        ----------         --------
Total                                                      1,117             6,220                              5,299
                                                         =======    ==============        ==========         ========

------------
(1)  Ten year average power generation
(2)  Acquired February 2002

On May 17, 2002, Brascan acquired four hydroelectric generating stations located on the Mississagi River in northern Ontario, with an aggregate installed capacity of 488 MW. This acquisition increased Brascan's total number of power stations to 32 and its aggregate generating capacity to 1,605 MW. Brascan is also developing hydroelectric power plants in Ontario, British Columbia and Brazil, which are included in assets under development as they are not yet at an operational stage.

A brief description of each of Brascan's power operations as at April 30, 2002 follows:

Northern Ontario Power is the largest of the independently-owned electric power companies in Ontario, based on the number of gigawatt hours of electricity sold to its customers. It is also one of the lowest-cost electricity producers in North America. Its integrated hydroelectric power system in northern Ontario supplies electricity directly and indirectly to the city of Sault Ste. Marie and other communities in the Algoma District. Power is produced from 12 hydroelectric generating stations located on the St. Mary's, Montreal, Michipicoten and Magpie Rivers, which have a total installed capacity of 331 MW.

The program of turbine rebuilding, which started in 1996, continued in 2001 with the rebuilding of two generating units at the McPhail generating station. This program, combined with related improvements, has added 32 MW to the system's aggregate generating capacity over the past five years. Permitting and preliminary engineering are under way for a high voltage transmission interconnection at Sault Ste. Marie to link Northern Ontario Power with the neighbouring power grid in Michigan. This interconnection will have a capacity of up to 300 MW at 230 kilovolts and will enhance Brascan's ability to sell power into the US energy markets.

Maclaren Power is an integrated hydroelectric generating and transmission system located in western Quebec along the Lievre River, a tributary of the Ottawa River. Maclaren Power's production base consists of three generating stations containing 10 generating units with a total installed capacity of 238 MW. Water for these facilities is stored primarily at three reservoirs located upriver on the Lievre River and two of its tributaries, which are owned and operated by the Government of Quebec. On average, approximately 177 billion cubic feet of water flow through the system's generating stations annually, producing in excess of 1,400 GWh of


--------------------------------------------------------------------------------
18                                                       ANNUAL INFORMATION FORM
electricity. The Maclaren Power system also includes four interconnections with the Quebec power grid and two interconnections across the Ottawa River with the Ontario power grid.

Louisiana HydroElectric Power is a limited partnership formed to develop and own a combined 192 MW hydroelectric generating station and flood and sediment control facility on a diversion of the Mississippi River near the Town of Vidalia, Louisiana, north of Baton Rouge. The facility is located on a man-made channel which diverts water from the Mississippi River to the nearby Red and Atchafalaya Rivers.

Great Northern Energy is an integrated hydroelectric generating and transmission system located in northern Maine. The system includes six power stations located on the Penobscot River with a combined generating capacity of 126 MW, 11 water storage dams with 300,000 megawatt hours of storage capacity and a 20 MW interconnection with the New England Power Pool.

Powell River Energy is a 50%-owned partnership which owns two hydroelectric generating stations and related transmission facilities in the town of Powell River in southwestern British Columbia. These two stations, Powell River and Lois Lake, contain seven generating units with a total installed capacity of 82 MW and an average annual generation of 520 GWh. This operation is interconnected with the British Columbia power grid.

Pontiac Power supplies hydroelectric power to Pontiac County in Quebec. Its two wholly-owned hydroelectric generating stations, Coulonge and Waltham, are located on tributaries of the Ottawa River in western Quebec and have a combined generating capacity of 28 MW. Pontiac Power also owns two 44 kV transmission lines which interconnect the Waltham station with two substations in Pembroke, Ontario.

Valerie Falls Power is a 65%-owned limited partnership formed to develop and own a 10 MW hydroelectric generating station on the Seine River at Valerie Falls, three miles north of Atikokan in northwestern Ontario. The Valerie Falls power station is located on a man-made diversion of the Seine River.

Lake Superior Power is a 50%-owned limited partnership formed to develop and own a 110 MW natural gas-fired cogeneration plant in Sault Ste. Marie, Ontario. The Lake Superior Power cogeneration plant uses two aero-derivative gas-driven turbines and a heat-recovery steam generator to generate electricity which is provided to Ontario Power Generation Inc.

OPERATING MARGINS

Brascan's power generating operations are among the lowest cost producers of electricity in North America with cash operating costs of approximately one cent US per KWh. Brascan's low cost structure results from the high quality of its assets, the continued application of new technology and the recent re-turbining of many of its generating facilities. Brascan's hydroelectric power plants are also environmentally preferable to other forms of electricity generation and therefore receive favourable regulatory treatment.

The contract revenues, costs and operating margins of Brascan's power generating operations are as follows:

As at December 31, 2001                                                         Contract          Cash      Operating
US cents per KWh                                                                 Revenue         Costs        Margins
-----------------------                                                         --------         -----      ---------
Northern Ontario Power                                                               4.1           1.0            3.1
Maclaren Power                                                                       3.0           0.7            2.3
Louisiana HydroElectric Power                                                        4.4           1.4            3.0
Great Northern Energy                                                                4.0           0.7            3.3


--------------------------------------------------------------------------------
BRASCAN CORPORATION                                                           19

As at December 31, 2001                                                         Contract          Cash      Operating
US cents per KWh                                                                 Revenue         Costs        Margins
-----------------------                                                         --------         -----      ---------
Powell River Energy                                                                  2.3           0.6            1.7
Pontiac Power                                                                        4.1           1.1            3.0
Valerie Falls Power                                                                  4.7           0.6            4.1
Lake Superior Power                                                                  3.6           2.6            1.0
                                                                                --------         -----        -------
Weighted average                                                                     3.7           1.0            2.7
                                                                                ========         =====        =======

------------
(1) These higher cash costs relate to the operation of a natural gas-fired cogeneration facility.


--------------------------------------------------------------------------------
20                                                       ANNUAL INFORMATION FORM

CASH FLOW GROWTH

Operating cash flow from Brascan's power generating business increased in 2001 to $142 million, up from $123 million in 2000 as a result of a continued focus on productivity improvements, a return to more normal precipitation levels on the Mississippi River and the active marketing of power, supplemented with income from acquisitions completed during the period.

With most of Brascan's reservoirs at full capacity at the beginning of 2002, in contrast to the lower water levels experienced throughout 2001, and with a more deregulated environment and increased generating capacity, it is expected that cash flows from Brascan's power operations will increase substantially in 2002.

The following table illustrates the impact of the business initiatives undertaken in recent years to enhance the operating cash flows from Brascan's power generating business:

Years ended December 31
Cdn$ millions                                                                  2002E (1)           2001           2000
                                                                               ---------          -----          -----
Base operating cash flows                                                          $ 146          $ 119          $ 117
Cross-border and other marketing initiatives                                          15              9              4
Property tax reforms and rate increases                                               15             10              -
Reduction in rate discounts                                                            4              -              -
Acquisitions                                                                          42              4              2
                                                                               ---------          -----          -----
Cash flow from operations                                                          $ 222          $ 142          $ 123
                                                                               =========          =====          =====

------------
(1) Assuming that the amount of power generated by each operation is equal to levels experienced on average over the past ten years.

RESIDENTIAL PROPERTIES

Brascan's residential property activities are focussed on single family home building in North America and high-rise condominium developments in South America. Its North American operations are primarily located in growing housing markets in California, Virginia, Alberta and Ontario. Residential operations in Brazil are located in the cities of Rio de Janeiro and Sao Paulo.

The composition of Brascan's residential property assets at the end of 2001 and 2000, and the operating cash flows for the past three years are shown below:

                                                   Return
Years ended December 31                         on Assets          Book Value               Operating Cash Flow (1)
                                                ---------     -------------------      ------------------------------
US$ millions                                         2001        2001        2000        2001        2000        1999
                                                ---------      ------       -----       -----        ----       -----
Western region - California                           13%      $  350       $ 279       $  45       $  40        $ 37
Eastern region - Florida / Virginia / Ontario         11%         179         236          20          16           8
Mountain region - Alberta / Colorado                  22%          89          44          20          21          18
Southern region - Brazil                               6%          80          75           5           2           2
                                                ---------      ------       -----       -----       -----       -----
Total - US$                                           13%      $  698       $ 634       $  90       $  79        $ 65
                                                =========      ======       =====       =====       =====       =====
Total - Cdn$                                                   $1,110       $ 945       $ 140       $ 118        $ 94
                                                               ======       =====       =====       =====       =====
Underlying value estimate - Cdn$                               $1,120
                                                               ======

------------
(1)  Revenue less cost of sales

The underlying value of Brascan's residential operations is based on an 8 times trailing multiple applied to 2001 operating cash flow of $140 million.


--------------------------------------------------------------------------------
BRASCAN CORPORATION                                                           21

Brascan's residential assets in North America include infrastructure improvements and land and construction in progress in master-planned communities located in nine markets. The residential assets in South America include infrastructure improvements and land and construction in progress for condominium construction in two markets. The aggregate book value of Brascan's residential properties was $1,110 million at December 31, 2001.

SALES LEVELS

Operating cash flow from Brascan's residential operations increased to $140 million in 2001, up from $118 million in 2000 due to increased home sales and improved margins. Total home sales were 3,306 for the year compared with 3,129 in 2000. Lot sales, including lots sold to other builders, totaled 6,581 in 2001, compared with 6,656 in 2000.

Details of the home and lot sales by regional market are as follows:

                                                                Home Sales                          Lot Sales
Years ended December 31                               ----------------------------       ----------------------------
Units                                                  2001       2000        1999        2001        2000       1999
                                                      -----      -----       -----       -----       -----      -----
California                                            1,228      1,156       1,142       3,117       2,434      1,959
Virginia                                                482        566         525         735         797      1,427
Florida                                                 420        158          38         420         158         65
Colorado                                                  -          -           -         111          83         39
Ontario                                                 330        480         630         398       1,413        794
Alberta                                                 395        300         274       1,349       1,302      1,279
Brazil                                                  451        469         442         451         469        442
                                                      -----      -----       -----       -----       -----      -----
Total                                                 3,306      3,129       3,051       6,581       6,656      6,005
                                                      =====      =====       =====       =====       =====      =====

SALES REVENUE

Brascan's home building operations generated an average home price in 2001 of $517,000 per unit, an increase of 13% over 2000 levels. The increase in the average home price was largely due to a higher-end mix of houses sold, especially in California and northern Virginia.

The following is a breakdown of average prices realized on home sales in the last three years:


                                                 2001                       2000                      1999
                                         -----------------------    -----------------------   -----------------------
Years ended December 31                                  AVERAGE                    Average                   Average
US$                                           SALES        PRICE         Sales        Price        Sales        Price
                                         ----------  -----------    ----------  -----------   ----------  -----------
                                         (millions)  (thousands)    (millions)  (thousands)   (millions)  (thousands)
California                                    $ 602        $ 490         $ 542        $ 469        $ 455        $ 398
Virginia                                        176          365           172          304          126          240
Florida                                         145          345            77          487           15          394
Ontario                                          43          130            71          148           92          146
Alberta                                          37           94            30          100           29          106
Brazil                                           72          160            68          145           64          144
                                         ----------  -----------    ----------  -----------   ----------  -----------
Total - US$                                 $ 1,075        $ 325         $ 960        $ 307        $ 781        $ 256
                                         ==========  ===========    ==========  ===========   ==========  ===========
Total - Cdn$                                $ 1,709        $ 517       $ 1,430        $ 457      $ 1,131        $ 371
                                         ==========  ===========    ==========  ===========   ==========  ===========


The backlog of orders as at December 31, 2001 for delivery in 2002 represent approximately 40% of expected 2002 closings, similar to levels experienced for delivery in 2001.


--------------------------------------------------------------------------------
22                                                       ANNUAL INFORMATION FORM

ASSETS UNDER DEVELOPMENT

Assets under development consist of commercial property development sites and related density rights, residential land acquired for future use in Brascan's home building and condominium development businesses, power generating plants under construction and other assets held for or under development. None of these assets currently contribute to the Company's operating cash flow.

Brascan prefers to acquire fully developed assets at discounts to their replacement cost. However, in special circumstances, and in areas where it believes it can adequately assess and manage the risk and where the rewards are sufficiently attractive, Brascan will undertake development initiatives in its core operating businesses. In this regard, office properties are developed on a selective basis in markets where tenants require expansion space; fully entitled residential land is purchased at substantial discounts to build-out value and developed for use in Brascan's residential home building and condominium operations; and power generating sites and other assets are selectively acquired and developed when the risk-adjusted returns substantially exceed those from purchasing existing assets.

The composition of Brascan's assets under development at December 31, 2001 and 2000 was as follows:

As at December 31                                                                                     Book Value
                                                                                                 --------------------
Cdn$ millions                                                                                       2001         2000
                                                                                                 -------      -------
Commercial property development land and infrastructure                                          $   576      $   328
Residential development land and infrastructure                                                      790          782
Power generating plants and infrastructure                                                            95           31
Other                                                                                                170          161
                                                                                                 -------      -------
Total                                                                                            $ 1,631      $ 1,302
                                                                                                 =======      =======
Underlying value estimate                                                                        $ 1,926
                                                                                                 =======


The underlying value of Brascan's assets under development is assumed for these purposes to be equal to either their book value or an estimate of sale value under reasonable circumstances at their current stage of development.

COMMERCIAL DEVELOPMENT LAND

Commercial development land and related infrastructure at December 31, 2001 and 2000 was comprised of the following projects:


As at December 31                                                                                      Book Value
                                                                                                   ------------------
Cdn$ millions                                                                                       2001         2000
                                                                                                   -----        -----
CIBC World Markets Tower, Manhattan                                                                $ 382        $ 255
Bay-Adelaide Centre, Toronto                                                                         108            -
Penn Station, New York and other land                                                                 86           73
                                                                                                   -----        -----
Total                                                                                              $ 576        $ 328
                                                                                                   =====        =====

The largest asset currently under development is a 1.2 million square foot office tower being constructed for CIBC World Markets, which is fully leased to this tenant. This premier office tower, located at 42nd Street and Madison Avenue in New York, is expected to be completed and occupied by late 2003. Total costs to complete the project are being funded by a non-recourse loan secured by the project and backed by the CIBC lease.


--------------------------------------------------------------------------------
BRASCAN CORPORATION                                                           23

Brascan owns a 50% interest in the Bay-Adelaide Centre development site, located in Toronto's downtown financial district, which includes fully operational revenue-generating parking facilities. When completed, this development will accommodate over 1.8 million square feet of office and residential space.

Brascan's lands adjacent to the proposed new Penn Station and 31st Street and 9th Avenue in Manhattan are currently in the permitting process and are expected to eventually encompass 2.5 million square feet of office and related space. In Sao Paulo, Brazil, Brascan recently acquired the BCN Office Park for development. It currently consists of 800,000 square feet of existing office space and 6 million square feet of density for future office and residential buildings to be developed over the next ten years.

RESIDENTIAL DEVELOPMENT LAND

Brascan's residential development land and related infrastructure, which had a book value of $790 million at December 31, 2001, is located in the following geographic areas:

As at December 31                                                                                      Book Value
                                                                                                   ------------------
Cdn$ millions                                                                                       2001         2000
                                                                                                   -----        -----
Western region - California                                                                        $ 302        $ 290
Eastern region - Virginia / Florida / Ontario                                                         60           89
Mountain region - Alberta / Colorado                                                                 213          242
Southern region - Brazil                                                                             215          161
                                                                                                   -----        -----
Total                                                                                              $ 790        $ 782
                                                                                                   =====        =====

Improvements made to residential development lands prior to the sale of residential units include the construction of roads, sewers, utilities and other infrastructure related to the development of single family and condominium housing. These assets are located in 14 submarkets across North America and Brazil.

POWER GENERATING PLANTS

Power generating plants and related infrastructure under development had a book value of $95 million at December 31, 2001. These assets represent the investment to date in five hydroelectric power plants currently under construction, which on completion will have a total generating capacity of 136 MW.

Brascan is building the 45 MW High Falls hydroelectric generating station on the Michipicoten River in northern Ontario. This $75 million redevelopment project is expected to be completed in the fourth quarter of 2002.

Brascan has entered into a partnership with another Canadian hydroelectric power generator to build the 30 MW Pingston Creek hydroelectric generating station near Revelstoke in central British Columbia. This $48 million project is expected to be completed in the fourth quarter of 2002.

Brascan is also developing hydroelectric generating stations in southern Brazil, primarily of 30 MW or less. Over 15 sites have been identified for the potential development of new hydroelectric stations, including the three currently under construction: the 30 MW Passo do Meio project in the State of Rio Grande do Sul, the 16 MW Pedrinho project in the State of Parana, and the 15 MW Salto Natal project, also in the State of Parana.


--------------------------------------------------------------------------------
24                                                       ANNUAL INFORMATION FORM

INVESTMENT IN NORANDA AND NEXFOR

In addition to its three operating businesses, the Company also holds investments in the resource sector. These include a 40% interest in Noranda, an international base metals company, and a 41% interest in Nexfor, a building products and specialty paper company.


Years ended December 31                                Underlying
Cdn$ millions                                               Value        Book Value           Operating Cash Flow (1)
                                   Number     Share    ----------    --------------------    -------------------------
except per share amounts        of Shares     Price          2001       2001         2000     2001      2000      1999
                                ---------    ------    ----------    -------      -------     ----      ----      ----
Investment in Noranda Inc.           94.1    $15.00       $ 1,412    $ 1,680      $ 1,809     $ 75      $ 75      $ 75
Investment in Nexfor Inc.            58.8      7.50           441        471          400       21        19        19
                                ---------    ------    ----------    -------      -------     ----      ----      ----
Total                                                     $ 1,853    $ 2,151      $ 2,209     $ 96      $ 94      $ 94
                                                       ==========    =======      =======     ====      ====      ====

------------
(1)  Dividend receipts

The underlying value of the Company's investments in Noranda and Nexfor is based on their quoted market prices as at December 31, 2001. Cash flows from these investments represent the dividends received by the Company.

The Company received dividends of $75 million from its investment in Noranda in each of the past three years. This is in addition to a special dividend from Noranda of $483 million at the end of 1998, which was comprised of shares of Nexfor and Canadian Hunter. The Company sold the shares of Canadian Hunter during 2000 for proceeds of $619 million, recording a net gain of $250 million.

During 2001, the Company acquired additional Nexfor shares, increasing its interest from 33% to 41% at a total cost of $86 million representing $7.64 per share. The Company received dividends of $21 million in 2001 on its investment in Nexfor shares, up from $19 million in 2000 and 1999 as a result of the purchases of additional shares.

NORANDA INC.

Brascan has actively supported Noranda's business strategy during the past three years, which entailed Noranda undertaking a major capital investment and productivity improvement program. During this period, Noranda added a number of low-cost, world-class mining and processing assets, shut down inefficient production capacity and implemented the Six Sigma productivity program to enhance performance. Since base metal prices have recently been at record lows, Noranda's results are substantially below expectations.

To attract capital and achieve investor goals for return on capital, Noranda recognizes that the mining industry will need to increase returns for shareholders by controlling costs and utilizing capital more effectively. Brascan believes that the necessary pre-conditions are in place for this to occur, in part due to the major industry consolidations and restructurings which have recently taken place. Brascan continues to work with Noranda's management to achieve these returns.


--------------------------------------------------------------------------------
BRASCAN CORPORATION                                                           25

During 2001, Noranda reported a net loss of $92 million compared with net income of $293 million in 2000. The following table presents selected consolidated financial information for Noranda for the past three years:

Years ended December 31 (Cdn$ millions)                  2001     2000     1999
                                                        -----    -----    -----
Cash flow from operations
     Metal recycling                                    $  50    $ 124    $ 167
     Copper                                                13        6       22
     Zinc                                                  58      152      138
     Aluminum                                              92      104       93
     Nickel and related copper                            272      642      429
     Discontinued operations and unallocated costs       (241)    (110)     (76)
                                                        -----    -----    -----
Cash flow from operations                                 244      918      773
     Depreciation and other non-cash items               (336)    (625)    (587)
                                                        -----    -----    -----
Net income (loss)                                       $ (92)   $ 293    $ 186
                                                        =====    =====    =====


Noranda's net loss in 2001 was mainly a result of lower prices for all of the commodities it produces. On average, copper, nickel, zinc and aluminum prices were down 20% relative to 2000 averages. The following table provides summary information on Noranda's metal production volumes and realized prices for the past three years:

                                   Production Volumes(1)      Realized Prices(2)
                                   ---------------------    --------------------
Years ended December 31             2001   2000   1999      2001    2000    1999
                                    ----   ----   ----      ----    ----    ----
Mined copper                         332    304    362
Refined copper                       528    487    488      0.73    0.83    0.71
                                    ----   ----   ----      ----    ----    ----
Mined zinc                           509    436    455
Refined zinc                         406    405    390      0.45    0.57    0.49
                                    ----   ----   ----      ----    ----    ----
Mined nickel and ferronickel          71     74     80
Refined nickel                        90     87     99      2.79    4.09    2.78
                                    ----   ----   ----      ----    ----    ----
Primary aluminum                     220    220    222      0.70    0.75    0.65
                                    ----   ----   ----      ----    ----    ----

-------------
(1)  In thousand tonnes
(2)  In US$ per pound, for refined products only


NEXFOR INC.

During 2001, Nexfor reported net income of $19 million compared with $147 million in 2000 due mainly to lower prices for its products. As the North American economy recovers, the markets for building products and specialty papers are also expected to rebound and improve Nexfor's financial results.

The following table presents selected consolidated financial information for Nexfor for the past three years:

Years ended December 31 (Cdn$ millions)                2001      2000      1999
                                                      -----     -----     -----
Cash flow from operations
     Building products                                $ 110     $ 180     $ 279
     Specialty papers                                    73       142        58
     Unallocated costs                                  (51)      (38)      (96)
                                                      -----     -----     -----
Cash flow from operations                               132       284       241
     Depreciation and other non-cash items             (113)     (137)       25
                                                      -----     -----     -----
Net income                                            $  19     $ 147     $ 266
                                                      =====     =====     =====


--------------------------------------------------------------------------------
26                                                       ANNUAL INFORMATION FORM

Nexfor's net income decreased in 2001 as a result of lower building product and specialty paper prices, offset partly by continued progress on productivity improvements and cost reductions.

The following table provides summary information on Nexfor's forest products shipments and realized prices for the past three years:

                                           Production Volumes (1)          Realized Prices (2)
                                          -------------------------     -------------------------
Years ended December 31                    2001      2000      1999      2001      2000      1999
                                          -----     -----     -----     -----     -----     -----
BUILDING PRODUCTS
     Lumber                                 644       559       502       374       350       426
     Oriented strandboard (3)             1,543     1,303     1,125       238       287       357

     Particleboard                        3,389     4,237     2,535        29        27        30
     Medium density fibreboard (3)        3,126     3,061     1,721        41        41        39
     Plywood                                478       489       478       141       135       129
     I-Joist                                 26         7         -     1,178     1,213         -
                                          -----     -----     -----     -----     -----     -----
SPECIALTY PAPERS
     Woodfree paper                         352       432       407     1,690     1,579     1,469
     Groundwood paper                       186       178       171     1,320     1,302     1,222
     Paperboard                              51        53        53       821       800       691
     Pulp                                   224       238       238       585       844       614
                                          -----     -----     -----     -----     -----     -----

------------
(1) Lumber in million board feet. Oriented strandboard in million square feet on a 7/16" basis. Particleboard, medium density fibreboard and plywood in million square feet on a 1/16" basis. I-joist in million linear feet. Papers and pulp in thousand tonnes.
(2) In Cdn$ million net per thousand board feet of lumber, per thousand square feet of paperboard and per tonne of paper or pulp.
(3)  Prices shown are for North American shipments only.


                         CAPITAL RESOURCES AND LIQUIDITY

Brascan employs a broad range of financing sources to lower its overall cost of capital and thereby enhance returns for common shareholders. In particular, it endeavours to maximize the use of low risk forms of non-participating capital to provide stable low cost financial leverage. Brascan also endeavours to manage its affairs to ensure adequate liquidity at all times.

Brascan's capital resources include corporate debt, borrowings which do not have recourse to the Company, as well as preferred share and common share equity issued by the Company and certain of its operating business units. Following the recent privatization of Brascan's power operations, common share interests in its operating businesses owned by shareholders other than the Company consist principally of public securities issued by its real estate and financial businesses.


--------------------------------------------------------------------------------
BRASCAN CORPORATION                                                           27

The following schedule details Brascan's consolidated liabilities and shareholders' interests at the end of 2001 and 2000, and the cash costs related thereto for the past three years:

                                  Underlying   Cost of
                                    Value(1)   Capital      Book Value           Operating Cash Flow
Years ended December 31           ----------   -------   -----------------   ---------------------------
Cdn$ millions                           2001      2001      2001      2000      2001      2000      1999
                                  ----------   -------   -------   -------   -------   -------   -------
Liabilities
   Non-recourse borrowings
     Property specific mortgages     $ 7,160        7%   $ 7,160   $ 7,017   $   471   $   400   $   393
     Other debt of subsidiaries        3,161        5%     3,161     3,107       158       161       121
   Corporate borrowings                1,313        6%     1,313     1,360        95       106       111
   Accounts and other payables         1,718        5%     1,718     1,630        79        84       100
Shareholders' interests
   Minority interests of others in
   assets                              4,542       14%     2,720     2,722       391       348       297
   Preferred equity, corporate
    and subsidiaries                   1,596        7%     1,596     1,450       106       111       105
   Common equity                       7,475       13%     4,261     4,181       558       452       358
                                     -------   -------   -------   -------   -------   -------   -------
                                      13,613       12%     8,577     8,353     1,055       911       760
                                     -------   -------   -------   -------   -------   -------   -------
                                     $26,965        9%   $21,929   $21,467   $ 1,858   $ 1,662   $ 1,485
                                     =======   =======   =======   =======   =======   =======   =======

------------
(1)  Underlying value of liabilities represents the cost to retire on maturity.

Brascan's overall weighted average cost of capital, based on a 20% cash return on common equity objective, is 9.8%. This has been reduced because of the non-participating preferred equity issued over many years principally in the form of perpetual preferred shares, and because of the low-cost non-recourse investment grade financings which are supported by the high quality of its commercial properties and power generating plants.

In addition, the strength and diversification of the income streams generated by Brascan's various operating businesses reduce financing costs below that of many peers, which operate in only one of Brascan's selected business sectors. Through the continuous monitoring of the balance between debt and equity financing, Brascan strives to reduce its weighted average cost of capital on a risk averse basis and thereby improve common shareholder equity returns.


LIABILITIES

PROPERTY SPECIFIC MORTGAGES

Where appropriate, Brascan finances its operating assets with long-term, non-recourse borrowings such as property specific mortgage bonds which do not have recourse to the Company or its operating businesses.

The composition of Brascan's borrowings which have recourse only to specific properties is as follows:

                                   Cost of
                                   Capital      Book Value      Operating Cash Flow (1)
Years ended December 31   Average  -------   ---------------   ------------------------
Cdn$ millions                Term     2001     2001     2000     2001     2000     1999
                           ------  -------   ------   ------   ------   ------   ------
Commercial properties          11       7%   $6,604   $6,574   $  432   $  364   $  366
Power generating plants         5       7%      556      443       39       36       27
                           ------   ------   ------   ------   ------   ------   ------
Total                          10       7%   $7,160   $7,017   $  471   $  400   $  393
                           ======   ======   ======   ======   ======   ======   ======

(1)  Interest expense


--------------------------------------------------------------------------------
28                                                       ANNUAL INFORMATION FORM

These mortgages leverage common shareholders' equity with long-term lower risk financing, largely at a fixed rate and with an average maturity of 10 years.

Commercial property borrowings represent mortgage debt on real estate properties. Brascan's commercial property operations have virtually no general corporate indebtedness since this business is financed with non-recourse mortgages on an individual stand-alone property basis. At the end of 2001, these mortgages had an average term of 11 years and a fixed interest rate of 7%.

Power generating borrowings consists of non-recourse power plant mortgages with a current average life of five years and a fixed interest rate of 7%.

OTHER DEBT OF SUBSIDIARIES
The composition of the borrowings which have recourse only to assets owned by the Company's subsidiaries is as follows:

                                               Cost of
                                               Capital      Book Value      Operating Cash Flow (1)
Years ended December 31               Average  -------   ---------------   ------------------------
Cdn$ millions                            Term     2001     2001     2000     2001     2000     1999
                                       ------  -------   ------   ------   ------   ------   ------
Financial operations                        4       5%   $  935   $  767   $   44   $   49   $   35
Residential properties (2)                  2       8%      826    1,055       27       27       35
Power generating operations                 4       8%      596      559       46       51       40
International operations and other          3       5%      804      726       41       34       11
                                       ------   ------   ------   ------   ------   ------   ------
Total                                       3       5%   $3,161   $3,107   $  158   $  161   $  121
                                       ======   ======   ======   ======   ======   ======   ======

--------------
(1)  Interest expense
(2)  Portion of interest expensed as cost of sales

These borrowings are largely corporate debt, issued by way of corporate bonds, bank credit facilities, financial obligations and other debt borrowed by subsidiaries. The financial operations indebtedness is rated A(low) by DBRS and BBB+ by S&P and consists of term debt, bank lines or commercial paper issued in both the Canadian and US debt markets. At December 31, 2001, Brascan's financial operations had $460 million of undrawn committed credit facilities. Bank lines are used largely as back-up facilities for the issuance of commercial paper.

A portion of the outstanding debt of Brascan's international operations is denominated in local currencies and is utilized to hedge Brascan's operating assets against local currency fluctuations, the most significant being that of the Brazilian Real. Other borrowings and accounts payable include obligations pursuant to financial instruments and retractable preferred shares that have been reclassified as liabilities. These amounts include approximately $500 million of obligations relating to Brascan's international operations subject to credit rating provisions, which are supported directly and indirectly by corporate guarantees and sufficient financial assets to satisfy these obligations without recourse to the Company. In addition, other borrowings of subsidiaries have specific financial covenants which do not include any recourse to the Company.


CORPORATE BORROWINGS

Corporate borrowings consist of long-term and short-term obligations of the Company. Long-term corporate borrowings are in the form of bonds and debentures issued into the Canadian and US capital markets both on a public and private basis. Short-term financing needs are


--------------------------------------------------------------------------------
BRASCAN CORPORATION                                                           29
typically met by issuing commercial paper that is backed by fully committed lines of credit with a broad range of North American and international banks.









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30                                                       ANNUAL INFORMATION FORM

The following table summarizes the nature and terms of the Company's corporate credit facilities:

                                                  Cost of
Years ended December 31                           Capital       Book Value      Operating Cash Flow (1)
                                                  -------    ---------------   ------------------------
Cdn$ millions                          Maturity      2001      2001     2000     2001     2000     1999
                                      ----------  -------    ------   ------   ------   ------   ------
Commercial paper and bank term debt   1-365 days       3%   $   20   $  416   $   23   $   35   $   40
Publicly traded term debt             2002/03/08       6%    1,113      596       50       45       45
Privately held term debt               2002-05         8%      180      348       22       26       26
                                                   ------   ------   ------   ------   ------   ------
Total                                                  6%   $1,313   $1,360   $   95   $  106   $  111
                                                   ======   ======   ======   ======   ======   ======

--------------
(1)  Interest expense


The Company has $653 million committed credit facilities, which are used largely as back-up credit lines, of which $633 million were undrawn at year end.

CREDIT RATINGS
The Company's commercial paper and term debt are rated by three credit rating agencies and its preferred shares are rated by two agencies. During the year, two of the Company's three rating agencies upgraded its corporate debt and preferred share ratings. The Company is committed to arranging its affairs to maintain these ratings as well as to improve them further over time. The credit ratings for the Company at December 31, 2001 and at the time of the printing of this Annual Information Form were as follows:

                                          DBRS              S&P         Moody's
                                      --------         --------         -------
Commercial paper                      R-1(low)         A-1(low)              --
Term debt                               A(low)               A-            Baa3
Preferred shares                         Pfd-2               P2              --


The Company also endeavours to ensure that its operating businesses are committed to maintaining investment grade ratings in order to provide continuous access to a wide range of low-cost financings and to enhance borrowing flexibility.


SHAREHOLDERS' INTERESTS

Shareholders' interests are comprised of three components: common equity participating interests of other shareholders in Brascan's operating businesses; non-participating preferred equity issued by the Company and its subsidiaries; and common equity of the Company.


--------------------------------------------------------------------------------
BRASCAN CORPORATION                                                           31

Shareholders' interests at December 31, 2001 and 2000, and the related cash flows for the past three years were as follows:

                                                           Cost of  Underlying
Years ended December 31                                    Capital       Value     Book Value      Operating Cash Flow (2)
                                        Number     Share   -------  ----------  ----------------  -------------------------
Cdn$ millions                        of Shares  Value(1)      2001        2001     2001     2000     2001     2000     1999
                                     ---------  --------   -------  ----------  -------  -------  -------  -------  -------
Minority interests of other in assets
   Real estate operations                 83.6    $40.00       18%     $ 3,344  $ 1,777  $ 1,665  $   317  $   265  $   234
   Financial operations                   42.3    $16.50       11%         698      591      738       64       71       63
   Other                                                        3%         500      352      319       10       12       --
                                                            ------     -------  -------  -------  -------  -------  -------
                                                               14%       4,542    2,720    2,722      391      348      297
                                                            ------     -------  -------  -------  -------  -------  -------
Preferred equity
   Corporate                                                    6%       1,107    1,107      732       43       43       40
   Subsidiaries                                                 8%         489      489      718       63       68       65
                                                            ------     -------  -------  -------  -------  -------  -------
                                                                7%       1,596    1,596    1,450      106      111      105
                                                            ------     -------  -------  -------  -------  -------  -------
Common equity                            176.4    $42.90       13%       7,475    4,261    4,181      558      452      358
                                                            ------     -------  -------  -------  -------  -------  -------
Total                                                                 $13,613  $ 8,577  $ 8,353  $ 1,055  $   911  $   760
                                                                      =======  =======  =======  =======  =======  =======

--------------
(1)  Underlying value estimate
(2) Represents share of operating cash flows attributable to the respective shareholders interests, including cash distributions


MINORITY INTERESTS OF OTHERS IN ASSETS

The majority of Brascan's real estate operations are conducted through Brookfield Properties Corporation ("Brookfield"), in which shareholders other than the Company own a 50% common share interest. As at April 30, 2002, shareholders other than the Company owned a 30% common share interest in its financial operations, compared with 45% at the end of 1998. During 2001, Brascan Financial repurchased 9% of its shares at a cost of $175 million. Also during 2001, the Company purchased the remaining interests of other shareholders in its power generating business for $100 million through the issuance of 3.9 million of its Class A Limited Voting Shares.

The amounts distributed to other shareholders in the form of cash dividends were $70 million in 2001, $66 million in 2000 and $50 million in 1999. The undistributed cash flows attributable to minority shareholders are retained in the respective operating businesses and are available to expand their operations, reduce indebtedness or repurchase equity.


PREFERRED EQUITY

Brascan has $1,596 million of preferred equity outstanding: $1,107 million issued by the Company, and $489 million issued by its consolidated subsidiaries. The preferred equity is permanent in nature and enables Brascan to expand its equity base at low risk without any dilution to common shareholders. The average dividend rate at year end was 7%.

During 2001, the Company issued $375 million of new preferred equity in two series: $250 million of ten-year retractable non-participating 5.75% preferred shares that are repayable in common shares at the Company's option; and $125 million of 49-year 8.35% preferred securities repayable in common or preferred shares at the company's option, distributions on which are deductible for tax purposes by the Company. In 2001, the Company also reset the


--------------------------------------------------------------------------------
32                                                       ANNUAL INFORMATION FORM
rate on its 6.25% Series 8 fixed rate preferred shares in accordance with their terms, which resulted in shareholders exchanging a portion of them into $174 million of 5.63% Series 9 fixed rate preferred shares, leaving $26 million of Series 8 floating rate preferred shares outstanding.


COMMON SHARE EQUITY

The Company has two classes of common shares outstanding: Class A and Class B. Each class of shares elects one-half of the Company's board of directors. The Class B Limited Voting shares are held by EdperPartners Limited, a private company owned by 38 individuals who are also directors or officers of Brascan or its affiliates.

On a fully diluted basis, the Company has 176.4 million Class A and Class B Limited Voting Shares outstanding at December 31, 2001, an increase from 175.5 million at December 31, 2000. During 2001, the Company issued 3.9 million Class A Limited Voting Shares in exchange for other shareholders' interests in its power generating business and repurchased 3.8 million Class A Limited Voting Shares under a normal course issuer bid at an average price of $26.98 per share. During 2000, 6.4 million Class A Limited Voting Shares and equivalents were repurchased in a similar manner at a price of $20.03 per share.


CAPITAL ALLOCATION

Capital allocation is critical to Brascan's success. Accordingly, the Company endeavours to apply a rigorous approach to allocating capital amongst its operating businesses and within each business. Capital is invested only when the expected returns exceed pre-determined thresholds, taking into consideration risk, upside potential and, if appropriate, strategic considerations such as the establishment of new business activities. Post-investment reviews of all capital allocation decisions are conducted to ensure that anticipated returns are achieved and, if not, to determine the remedial action required and the measures needed to ensure that targeted returns are met on future projects.


LIQUIDITY

The Company and its operating businesses endeavour to maintain sufficient financial liquidity at all times in order to participate in attractive investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.

At December 31, 2001, the Company and its consolidated subsidiaries had $1.1 billion of undrawn committed credit facilities with 12 major financial institutions, largely maintained as back-up facilities for the issuance of commercial paper. Brascan also maintains a significant portfolio of non-strategic financial assets that can be liquidated if required.

Brascan generated $601 million of operating cash flow during 2001 and expects this amount to increase to $705 million in 2002. Free cash flow from operations, which includes undistributed cash flow attributable to minority interests in subsidiaries, was $799 million during 2001 and is expected to exceed $900 million during 2002. This cash flow is available to pay share dividends, expand Brascan's operating base, reduce debt or repurchase shares as appropriate.


USE OF DERIVATIVES

Brascan utilizes a number of financial instruments to manage its foreign currency, commodity and interest rate positions. As a general policy, the Company and its operating businesses endeavour to maintain a balanced position in terms of foreign currency, although unmatched positions may be taken from time to time within predetermined limits. The Company and its subsidiaries typically maintain a net floating rate liability position because they believe that this results in lower financing costs over the long term. As at December 31, 2001, Brascan's net


--------------------------------------------------------------------------------
BRASCAN CORPORATION                                                           33
floating rate liability was $809 million, with the result that a 100 basis point increase in interest rates would adversely impact operating cash flow by $8 million.








--------------------------------------------------------------------------------
34                                                       ANNUAL INFORMATION FORM

CORPORATE GUARANTEES AND CONTINGENT LIABILITIES

The Company does not conduct its operations, other than equity accounted investments, through entities that are not fully or proportionately consolidated in its consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any financial obligations not reflected herein or in its consolidated financial statements or the notes thereto. Equity accounted investments include Noranda and Nexfor, which are owned 40% and 41%, respectively, by the Company.

Brascan provides guarantees from time to time in respect of its merchant banking, asset management and power marketing and financial activities. The Company and its subsidiaries may be contingently liable with respect to litigation and claims that arise in the normal course of business. Brascan has also guaranteed certain obligations within its operations, which are included in the financial statements and which are discussed under other debt of subsidiaries.


WORKING CAPITAL

The composition of Brascan's working capital balances at the end of 2001 and 2000, and the related income and costs for the past three years were as follows:

Years ended December 31             Book Value           Operating Cash Flow
                                 ----------------    --------------------------
Cdn$ millions                      2001      2000      2001      2000      1999
                                 ------    ------    ------    ------    ------
Accounts receivable
   Real estate                   $  602    $  634
   Financial                        363       289
   Power generating                  70        53
   International and other          288       279
                                 ------    ------
                                  1,323     1,255
Future income tax asset             215       247
Other                               664       639
                                 ------    ------
                                 $2,202    $2,141    $   90    $   92    $   75
                                 ======    ======    ======    ======    ======
Accounts payable                 $1,039    $1,167
Other                               679       463
                                 ------    ------    ------    ------    ------
                                 $1,718    $1,630    $   79    $   84    $  100
                                 ======    ======    ======    ======    ======
Net working capital              $  484    $  511    $   11    $    8    $  (25)
                                 ======    ======    ======    ======    ======


The accounts receivable and payable balances in Brascan's operating businesses largely offset each other.


                         BUSINESS ENVIRONMENT AND RISKS

Brascan's financial results are impacted by the performance of each of its businesses and various factors particular to its specific operating sectors and geographic locations, as well as by macro-economic factors such as economic growth and changes in currency, interest and inflation rates.

Brascan's strategy is to invest in high quality assets which generate sustainable streams of cash flow. While high quality assets may initially generate lower returns on capital than those achievable from lesser quality assets. Brascan believes that the sustainability and future growth of their cash flows is more assured and, as a result, warrant higher valuation levels. Brascan


--------------------------------------------------------------------------------
BRASCAN CORPORATION                                                           35
also believes that the high quality of its asset base protects against future uncertainty and positions Brascan to benefit from future investment opportunities.

The following is a brief review of the potential impact these different factors may have on Brascan's business operations.


COMMERCIAL PROPERTIES

Brascan's commercial property operations are subject to varying degrees of risk depending on the nature and location of the properties owned. Such risks include changes in general economic conditions such as the availability and cost of mortgage funds, local conditions such as the supply of space or the demand for rental property in an area, the attractiveness of the properties to tenants, competition from others with available space and the ability of property owners to upgrade and maintain the quality of their assets. The reduced availability of terrorism insurance as a result of the events of September 11, 2001, is a further area of risk.

Brascan's commercial properties generate a relatively stable source of income from contractual tenant rental payments. Continued growth of rental income is dependent on leasing markets to ensure expiring leases are renewed and new tenants are found to fill vacancies. While the outlook for commercial office rents is positive in the longer term, 2002 may not provide the same level of increases in rental rates on renewal as compared to 2001. Brascan is, however, substantially protected against these short-term market conditions, since most of its leases are long-term in nature with an average term of ten years. A protracted disruption in the economy, such as the onset of a severe recession, could place downward pressure on overall occupancy levels and net effective rents.

The downtown Manhattan market, which was adversely impacted by the terrorist acts of September 11, 2001 is expected to recover before Brascan's leases begin to expire between 2005 and 2015.


FINANCIAL OPERATIONS

Brascan's financial operations are cash flow generating businesses which, managed carefully, should produce stable cash flows. Favourable economic conditions generally create a higher volume of investment and merchant banking opportunities. In addition, economic conditions which lead to higher interest spreads between funds borrowed and funds loaned out, also have a favourable impact on cash flows. The stability of the cash flows will increase as the asset management component builds. Severe economic conditions can, however, have a major impact on profitability. Since Brascan operates largely within its areas of expertise, it is prepared to take ownership of and operate most assets which it finances. As a result, should it be necessary to acquire assets financed, Brascan generally would be able to do so at a lower cost than if purchased in the equity markets.


POWER GENERATING OPERATIONS

Operating income from hydroelectric power generation fluctuates mainly in relation to the availability of water and the ability to generate and deliver power to markets with the highest power rates. While changes in the level of precipitation impact the power generation of Brascan's individual power operations, the diversified locations of its hydroelectric stations in several different watersheds in Canada and the United States help to balance the financial impact of these fluctuations. Pricing risk is also reduced, through the existence of long-term power sale contracts with customers and by insurance policies that cover fluctuations in precipitation levels below specified minimum levels.

The Ontario government opened the Ontario electricity market to full competition on May 1, 2002. These changes may result in unstable power markets and lower spot power prices in the short


--------------------------------------------------------------------------------
36                                                       ANNUAL INFORMATION FORM
term, which could adversely impact the operating income form Brascan's Ontario power business.


RESIDENTIAL PROPERTIES

In the residential land development and home building businesses, markets have been favourable over the past five years with strong demand for well located building lots, particularly in the United States.

The value of Brascan's land and housing assets is affected by consumer confidence, job stability and interest rates due to their combined macro-economic effect on home buyers' decisions. These conditions can affect consumers' outlooks and, in particular, the price and volume of home purchases.

While the current economic conditions would normally reduce the level of home sales, low mortgage interest rates have kept home sales near record levels over the past 18 months. A sustained drop in consumer confidence, however, could negatively affect these operations.


NATURAL RESOURCE INVESTMENTS

The financial results of the Company's natural resource investments are cyclical in nature. Noranda's and Nexfor's products are primarily exported to markets in the United States, Europe and Asia. As a result, fluctuations in the level of economic activity in these export markets influence the demand for and prices of natural resource products.

The main factors influencing the demand for Noranda's and Nexfor's principal natural resource products are industrial production in the case of metal products and a combination of gross domestic product and housing starts in the case of forest products. During 2001, prices and demand for most of these metal and forest products were substantially lower than in the previous year.

Brascan does not expect metal and forest product prices to increase materially until the latter half of 2002 or into 2003. As a result, the operating performance of its resource investments is expected to be negatively affected by depressed commodity prices throughout 2002.


EXECUTION OF STRATEGY

Brascan's strategy for building long-term shareholder value is to acquire or develop high quality assets which generate sustainable and increasing cash flows, with the objective of achieving higher returns on capital invested.

As part of its growth strategy, Brascan endeavours to maintain a high level of liquidity in order to be in a position to invest on a contrarian basis. This entails adding assets to its existing businesses when the competition for assets is lowest, either due to depressed economic conditions or when concerns exist relating to a particular industry. However, there is no certainty that Brascan will continue to be able to acquire or develop additional high quality assets at attractive prices to supplement growth from its existing assets.

The successful execution of a contrarian investment strategy requires careful timing and business judgment, as well as the resources to complete asset purchases and restructure them as required, notwithstanding difficulties being experienced in the industry. Brascan's diversified business base and the sustainability of its cash flows provide an important element of strength in executing this strategy.

The conduct of Brascan's business and the execution of its growth strategy rely heavily on teamwork both within and between business units. Brascan's operations contain centres of


--------------------------------------------------------------------------------
BRASCAN CORPORATION                                                           37
excellence which individual business units can draw upon in order to reduce their costs and enhance returns. Brascan believes that these centres of excellence, combined with its team-oriented management structure, enable it to respond promptly to opportunities and problems when they arise.

Teamwork is encouraged by aligning senior executives' interests though substantial share ownership in the Company and its affiliates. This approach has been effective in encouraging the successful implementation of business plans. However, declining share prices may on occasion encourage executives with shorter-term objectives to leave or require replacement. This can lead to a loss of business momentum unless the required management changes are quickly and effectively implemented. There is no certainty that management changes will always be successfully implemented.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis of the Company's financial condition and results of operations for 2001 are contained at pages 17 to 44 of the Company's 2001 Annual Report and are incorporated herein by reference.









--------------------------------------------------------------------------------
38                                                       ANNUAL INFORMATION FORM

                             DIRECTORS AND OFFICERS

The Company's board consists of 18 directors, each of whom holds office until the next annual meeting of shareholders of the Company or until a successor is elected or appointed. Particulars relating to each of the 18 directors are contained in the Company's Management Information Circular dated February 28, 2002 at pages 4 and 5, which are incorporated herein by reference.

OFFICERS OF THE COMPANY

The names of the officers of the Company, their municipality of residence and their current offices are shown below:

ROBERT J. HARDING, FCA      Chairman
Toronto, Ontario

JACK L. COCKWELL            Co-Chairman
Toronto, Ontario

J. BRUCE FLATT              President and Chief Executive Officer
Toronto, Ontario

RICHARD B. CLARK            Chief Executive Officer, Real Estate Operations
New York, New York

GEORGE E. MYHAL             Chief Executive Officer, Financial Operations
Toronto, Ontario

HARRY A. GOLDGUT            Chief Executive Officer, Power Generating Operations
Vaughan, Ontario

BRIAN D. LAWSON             Chief Financial Officer
Toronto, Ontario

EDWARD C. KRESS             Executive Vice-President, Corporate
Toronto, Ontario

RICHARD LEGAULT             Executive Vice-President, Business Development
Gatineau, Quebec

MARCELO J.S. MARINHO        Executive Vice-President, International
Rio de Janeiro, Brazil

ALAN V. DEAN                Senior Vice-President, Corporate Affairs and
Toronto, Ontario            Secretary

CRAIG J. LAURIE             Senior Vice-President, Finance
Oakville, Ontario

CYRUS MADON                 Senior Vice-President, Corporate Development
Toronto, Ontario

JOHN C. TREMAYNE            Senior Vice-President and Treasurer
Toronto, Ontario

KATHERINE C. VYSE           Senior Vice-President, Investor Relations and
Toronto, Ontario            Communications

JACK SIDHU                  Vice-President, Capital Markets
Toronto, Ontario

LISA W. F. CHU              Controller
Richmond Hill, Ontario

JENNIFER AUYEUNG            Assistant Controller
Markham, Ontario

M. DIANE HORTON             Director, Investor Relations
Toronto, Ontario


All of the officers listed above have held their current positions since the formation of Brascan Corporation by amalgamation on August 1, 1997, except as noted below.


--------------------------------------------------------------------------------
BRASCAN CORPORATION                                                           39

Prior to February 2002, Mr. Cockwell was President and Chief Executive Officer of the Company. Prior to February 2002, Mr. Flatt was President and Chief Executive Officer of Brookfield, a position he was appointed to in April 2000, prior to which he was President and Chief Operating Officer of Brookfield. Prior to February 2002, Mr. Lawson held various executive positions in Brascan Financial.

Prior to February 1999, Mr. Goldgut was Vice-President and General Counsel, a position he was appointed to in September 1997. Prior to August 2000, Mr. Legault held various executive positions with James Maclaren Industries Inc. Prior to February 2002, Mr. Marinho was and continues to be President and Chief Executive Officer of Brascan Brazil Ltd., a position he was appointed to in July 2000, prior to which he held various executive positions with Lafarge Ciments S.A.

Prior to August 2000, Mr. Laurie was Vice-President and Controller, a position he was appointed to in February 2000, prior to which he was Vice-President and Controller of Brascan Financial. Prior to February 2002, Mr. Tremayne was Treasurer of Brascan Financial. Prior to August 2000, Ms. Vyse was Vice-President, Investor Relations and Communications of Brookfield, a position she was appointed to in February 2000, prior to which she was Director, Investor Communications for Cadillac Fairview Corporation. Prior to February 2002. Messrs. Madon and Sidhu held various positions in Brascan Financial.

Ms. Auyeung was appointed to her present position in February 2002. Ms. Horton was appointed to her present position in February 2001.


                              PRINCIPAL SHAREHOLDER

To the knowledge of the directors and officers of the Company, the only persons or corporations which beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Company carrying more than 10% of the votes attached to any class of outstanding voting securities of the Company are EdperPartners Limited ("EdperPartners") and its shareholders, who collectively hold, directly and indirectly, or have options to acquire, approximately 27.1 million Class A Limited Voting Shares representing approximately 15% of the outstanding Class A Limited Voting Shares of the Company on a fully diluted basis, and 85,120 Class B Limited Voting Shares, representing all of the Class B Limited Voting Shares of the Company. Jack L. Cockwell, J. Bruce Flatt, Lynda C. Hamilton, Robert J. Harding, David W. Kerr and Allen T. Lambert, who are directors of the Company, and Richard B. Clark, Harry A. Goldgut, Edward C. Kress, Brian D. Lawson, Richard Legault, Marcelo J.S. Marinho, George E. Myhal and John C. Tremayne, who are officers of the Company, are also shareholders of EdperPartners.

EdperPartners is a party to an amended and restated Trust Agreement with Montreal Trust Company of Canada (as trustee for the holders of the Company's Class A Limited Voting Shares) dated August 1, 1997. The Trust Agreement provides, among other things, that EdperPartners has agreed not to sell any Class B Limited Voting Shares, directly or indirectly, pursuant to a takeover bid, unless a concurrent bid is made to all holders of Class A Limited Voting Shares. The concurrent offer must be: (i) for the same percentage of Class A Limited Voting Shares as the percentage of Class B Limited Voting Shares offered to be purchased from EdperPartners; and (ii) the same in all material respects as the offer for the Class B Limited Voting Shares. Among other things, the Trust Agreement permits: (i) a sale by EdperPartners of Class B Limited Voting Shares at a price per share less than 115% of the market price of Class A Limited Voting Shares and as part of a transaction involving not more than five persons in the aggregate; and (ii) a direct or indirect sale of shares of EdperPartners


--------------------------------------------------------------------------------
40                                                       ANNUAL INFORMATION FORM
to a purchaser who is or will become a shareholder of EdperPartners and will not hold more than 20% of EdperPartners' outstanding shares as a result of the transaction.

As at May 21, 2002, there were 37 shareholders of EdperPartners, none of whom hold more than a 15% effective equity interest in EdperPartners. These shareholders are: G. Arnell, D. Arthur, J. Blidner, T. Casgrain, R. Clark, I. Cockwell, J. Cockwell, J. Delmar, S. Douglas, R. Dunford, B. Flatt, D. Gammiero,
H. Goldgut, P. Gordon, L. Hamilton, R. Harding, B. Kenning, D. Kerr, T. Kerr, E. Kress, A. Lambert, B. Lawson, R. Legault, F. Lochan, T. Lyons, M. Marinho, G. Myhal, A. Norris, D. Pannell, S. Pollock, T. Price, A. Regent, B. Robertson, M. Shady, P. Sodre, J. Tremayne and J. Zuccotti.

Shareholders of EdperPartners, in addition to receiving dividends from their investment in EdperPartners, participate in investment income earned from securities other than those issued by the Company and its affiliates. In total, $2 million of investment income was distributed to participants in January 2002, the first such distribution, with no individual participant receiving more than $155,000. Jack Cockwell, Bruce Flatt, Lynda Hamilton, Robert Harding, David Kerr and Allen Lambert, who are directors of the Corporation and shareholders of EdperPartners, collectively received a total of $630,000.

Bruce Flatt, President and Chief Executive Officer of Brascan, together with 13 other shareholders of EdperPartners, owns common shares of BNN Investments Ltd., a TSX listed public company which owns 9.6 million Class A Limited Voting Shares of the Company. The Company owns $85 million of senior preferred shares of BNN Investments Ltd., which were acquired in 1987 pursuant to a business combination.


                             STOCK EXCHANGE LISTINGS

The Company's publicly traded securities are listed on the following exchanges under the symbols shown below:

Security                             Symbol          Stock Exchange
--------                             ------          --------------

Class A Limited Voting Shares        BNN.A           Toronto, Brussels
                                     BNN             New York
Class A Preference Shares
     Series 1                        BNN.PR.A        Toronto
     Series 2                        BNN.PR.B        Toronto
     Series 3                        BNN.PR.F        Canadian
     Series 4                        BNN.PR.C        Toronto
     Series 8                        BNN.PR.E        Toronto
     Series 9                        BNN.PR.G        Toronto
     Series 10                       BNN.PR.H        Toronto

Preferred Securities
     Due 2050                        BNN.PR.S        Toronto
     Due 2051                        BNN.PR.T        Toronto


The Company expects to list its Non-cumulative Class A Preference Shares, Series 11 on the Toronto Stock Exchange under the symbol BNN.PR.I following the closing of its offer to acquire all the outstanding shares which it does not own of Brascan Financial.


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BRASCAN CORPORATION                                                           41

                          DIVIDENDS AND DIVIDEND POLICY

The declaration and payment of dividends on the Company's Class A and Class B Limited Voting Shares are at the discretion of the board of directors of Brascan, which supports a stable and consistent dividend policy. Dividends on the Class A and Class B Limited Voting Shares are paid quarterly, normally at the end of February, May, August and November of each year.

Dividends on the Company's Class A Preference Shares, Series 1, 2, 4, 5, 7 and 10 are paid quarterly, normally at the end of March, June, September and December of each year. Dividends on the Company's Class A Preference Shares, Series 9 are paid quarterly, normally at the beginning of February, May, August and November. Dividends on the Company's Class A Preference Shares, Series 3 and 8 are paid monthly.

The Company has a Dividend Reinvestment Plan which enables holders of Class A Limited Voting Shares who are resident in Canada to receive their dividends in the form of newly issued Class A Limited Voting Shares. The price of the new shares is equal to the weighted average price at which board lots of Class A Limited Voting Shares have traded on the Toronto Stock Exchange during the five trading days immediately preceding the relevant dividend payment date. The Dividend Reinvestment Plan allows current shareholders of the Company who are resident in Canada to increase their investment in the Company free of commissions.

The following table summarizes the dividends paid per share since January 1997 on each of the Company's classes and series of shares which were outstanding at December 31, 2001:

Cdn$                                                          2001          2000           1999          1998         1997
                                                            ---------     ---------     ---------     ---------     ---------
Per Class A and Class B Limited Voting Share                $    1.00     $   0.985     $    0.98     $    0.98     $    0.98

Per Class A Preference Share
         Series 1                                                1.08          1.16          1.05          1.05          0.78
         Series 2                                                1.10          1.25          1.13          1.15          0.84
         Series 3                                            4,499.18      5,595.21      4,722.03      4,897.70      3,260.00
         Series 4                                                1.10          1.25          1.13          1.15          0.85
         Series 5                                                1.02          1.16          1.05          1.07          0.79
         Series 7                                                2.13          2.13          2.13          2.13          2.14
         Series 8                                                1.57          1.56          1.56          1.56          1.39
         Series 9 (1)                                              --            --            --            --            --
         Series 10 (2)                                           0.41            --            --            --            --

--------------
(1)  The Series 9 Preference Shares paid their first dividend on February 1,
     2002.

(2) The Series 10 Preference Shares paid their first dividend on September 30, 2001.

The Company also pays interest quarterly on two series of unsecured junior subordinated debentures ("Preferred Securities") which are traded publicly: the 8.35% Preferred Securities due December 31, 2050, which were issued in December 2001; and the 8.30% Preferred Securities due June 30, 2051, which were issued in April 2002.


--------------------------------------------------------------------------------
42                                                       ANNUAL INFORMATION FORM

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set out selected consolidated financial and other relevant information in respect of Brascan as at and for the three years ended December 31, 2001:

CONSOLIDATED BALANCE SHEETS


                                                             Pro forma (1)
                                                    -------------------------------
Cdn$ millions                                        2001        2000        1999        2000        1999
                                                    -------     -------     -------     -------     -------
ASSETS
     Cash and cash equivalents                      $   607     $   658     $   415     $   347     $   100
     Accounts receivable and other                    2,202       2,141       2,279         985         845
     Operating assets
         Commercial properties                        9,580       9,838       8,957       3,100       2,900
         Financial operations                         3,137       3,016       3,191       3,016       3,191
         Power generating operations                  1,511       1,358       1,150       1,358       1,150
         Residential properties                       1,110         945         894         112          79
         Assets under development                     1,631       1,302         917         353         268
     Investment in Noranda Inc. and Nexfor Inc.       2,151       2,209       2,371       2,209       2,371
                                                    -------     -------     -------     -------     -------
                                                    $21,929     $21,467     $20,174     $11,480     $10,904
                                                    =======     =======     =======     =======     =======

LIABILITIES
     Non-recourse borrowings
         Property specific mortgages                $ 7,160     $ 7,017     $ 6,123     $   543     $   456
         Other debt of subsidiaries                   3,161       3,107       2,841       1,927       1,736
     Corporate borrowings                             1,313       1,360       1,718       1,360       1,718
     Accounts and other payables                      1,718       1,630       1,349       1,304       1,147
SHAREHOLDERS' INTERESTS
     Minority interests of others in assets           2,720       2,722       2,704       1,057         851
     Preferred equity
         Corporate                                    1,107         732         732         732         732
         Subsidiaries                                   489         718         825         376         382
     Common equity                                    4,261       4,181       3,882       4,181       3,882
                                                    -------     -------     -------     -------     -------
                                                    $21,929     $21,467     $20,174     $11,480     $10,904
                                                    =======     =======     =======     =======     =======

---------------
(1) Effective December 31, 2001, the Company commenced consolidating the results of Brookfield. Pro forma balance sheets for 2000 and 1999 have been presented for comparative purposes giving effect to consolidating the results of Brookfield since January 1, 1999 at the Company's ownership level in those years.



--------------------------------------------------------------------------------
BRASCAN CORPORATION                                                           43

CONSOLIDATED INCOME STATEMENTS

                                                                      Pro forma (1)
                                                           ---------------------------------
Cdn$ millions                                               2001         2000         1999         2001         2000         1999
                                                           -------      -------      -------      -------      -------      -------

TOTAL REVENUES                                             $ 4,676      $ 4,205      $ 3,575      $ 1,229      $ 1,216      $ 1,023
                                                           -------      -------      -------      -------      -------      -------
Net operating income
     Commercial property operations                          1,087          960          868          130          186          141
     Financial operations                                      303          275          263          303          275          263
     Power generating operations                               142          123           91          142          123           91
     Residential property operations                           140          118           94            8            3            3
     Other                                                      90           92           75           25           25           --
                                                           -------      -------      -------      -------      -------      -------
                                                             1,762        1,568        1,391          608          612          498
EXPENSES
     Interest expense                                          724          667          625          266          280          233
     Minority share of income before
     non-cash items                                            454          416          362          116          132          114
     Other operating costs                                      79           84          100           11           18           21
                                                           -------      -------      -------      -------      -------      -------
Income before non-cash items                                   505          401          304          215          182          130
     Depreciation and amortization                             157          139          111           39           38           30
     Taxes and other provisions                                122          137           93           (7)          15           20
     Minority share of non-cash items                         (123)        (115)         (80)          --           --           --
     Equity accounted loss (income)                             38         (148)        (106)        (128)        (259)        (206)
                                                           -------      -------      -------      -------      -------      -------
Income from continuing operations                              311          388          286          311          388          286
Income and gain on sale of discontinued operations (2)          --          260          137           --          260          137
                                                           -------      -------      -------      -------      -------      -------
Net income                                                 $   311      $   648      $   423      $   311      $   648      $   423
                                                           =======      =======      =======      =======      =======      =======

---------------
(1) Effective December 31, 2001, the Company commenced consolidating the results of Brookfield. Pro forma income statements for 2001, 2000 and 1999 have been presented for comparative purposes giving effect to consolidating the results of Brookfield since January 1, 1999 at the Company's ownership level in those years. The consolidation of Brookfield has no effect on net income or income per share.
(2) These gains relate in 2000 to the sale of the Company's 40% interest in Canadian Hunter and in 1999 principally to the Company's investment in Brascan Financial.


CONSOLIDATED STATEMENTS OF CASH FLOW FROM OPERATIONS

                                                  Pro forma (1)
                                         -------------------------------
Cdn$ millions, except per share amounts  2001         2000         1999         2001         2000         1999
                                         ----         ----         ----         ----         ----         ----

Income before non-cash items             $505         $401         $304         $215         $182         $130
Dividends from Noranda Inc.                75           75           75           75           75           75
Dividends from Nexfor Inc.                 21           19           19           21           19           19
Other                                      --           --           --           40           28           28
                                         ----         ----         ----         ----         ----         ----
Cash flow from operations                $601         $495         $398         $351         $304         $252
                                         ====         ====         ====         ====         ====         ====

---------------
(1) Effective December 31, 2001, the Company commenced consolidating the results of Brookfield. Pro forma cash flow statements for 2001, 2000 and 1999 have been presented for comparative purposes giving effect to consolidating the results of Brookfield since January 1, 1999 at the Company's ownership level in those years.




--------------------------------------------------------------------------------
44                                                       ANNUAL INFORMATION FORM

SELECTED SHARE INFORMATION


                                                           2001           2000           1999           1998           1997
                                                         --------       --------       --------       --------       --------

Per fully diluted Class A
and Class B Limited Voting Share (Cdn$)
Book value (1)                                           $  24.68       $  24.24       $  21.72       $  20.58       $  20.01
Cash flow from operations                                    3.20           2.55           2.00           1.70           1.29
Cash return on book equity                                    13%            11%             9%             8%             6%
Net income
    Prior to resource investments and gains                  1.74           1.12           0.78           0.87           0.86
    Including resource investments and gains (2)             1.52           3.41           2.15           2.12           3.34
Market trading price - TSX (1)                              28.75          21.95          19.10          21.30          26.00
Market trading price - NYSE/AMEX (1)                   US$  18.06     US$  14.56     US$  13.50     US$  13.94     US$  18.13
Dividends paid                                               1.00           0.99           0.98           0.98           0.98

Class A and Class B Limited Voting Shares (1,3)
(thousands)
    Total outstanding  - Basic                            169,781        169,376        173,841        169,647        166,140
                       - Fully diluted                    176,363        175,505        181,639        181,358        180,094
    Weighted average   - Basic                            171,045        172,646        172,442        168,657        163,869
                       - Fully diluted                    177,627        178,518        181,674        181,007        179,859
                                                          -------        -------        -------        -------        -------

---------------
(1)  At end of periods shown.
(2) The Company recorded net investment gains of $1.40 per share in 2000, $0.62 per share in 1999, $1.12 per share in 1998 and $1.95 per share in 1997.
(3) Net of 111,846,461 Class A Limited Voting Shares held internally by subsidiaries of the Company arising from the merger of Brascan Limited and The Edper Group Limited on August 1, 1997.


QUARTERLY RESULTS

                                                            2001                                       2000
                                         ----------------------------------------    ----------------------------------------
Cdn$ millions, except per share          Dec. 31    Sept. 30   June 30    Mar. 31    Dec. 31    Sept. 30   June 30    Mar. 31
amounts                                  -------    --------   -------    -------    -------    --------   -------    -------


Cash flow from operations                $   141    $   155    $   154    $   151    $   128    $   131    $   140    $    96
Cash flow from operations per
share (2)                                $  0.75    $  0.84    $  0.82    $  0.79    $  0.67    $  0.67    $  0.73    $  0.48
Net income (1)                           $    45    $    70    $   107    $    89    $    91    $   106    $   104    $   347
Net income per share (1,2)               $  0.17    $  0.35    $  0.56    $  0.44    $  0.45    $  0.55    $  0.53    $  1.88

---------------
(1) In the first quarter of 2000, the Company recorded an investment gain of $250 million or $1.40 per share on the sale of its investment in Canadian Hunter.
(2)  Fully diluted.

The Company reported cash flow from operations for the first quarter of 2002 of $182 million or $0.99 per share, compared to $151 million or $0.79 per share in the first quarter of 2001. It also reported net income for the first quarter of 2002 of $102 million or $0.51 per share, compared to $89 million or $0.44 per share in the first quarter of 2001.




--------------------------------------------------------------------------------
BRASCAN CORPORATION                                                           45

                                  SUBSIDIARIES

The following is a list of subsidiaries of the Company, other than inactive subsidiaries, indicating the jurisdiction of incorporation and the percentage of voting securities owned, or over which control or direction is exercised directly or indirectly, by the Company:

                                                                               Percentage of Voting
                                                             Jurisdiction of    Securities Owned or
Name                                                          Incorporation         Controlled
----                                                         ---------------   --------------------
REAL ESTATE OPERATIONS
Brookfield Holdings Inc.                                          Canada               100
     Brookfield Properties Corporation                            Canada                50
         Brookfield Properties Ltd.                              Ontario               100
         Brookfield Financial Properties Inc.                    Delaware               95
         Brookfield Management Services Ltd.                     Ontario               100
         Brookfield Homes Inc.                                   Delaware              100
         BPO Properties Limited                                   Canada                87
         Carma Corporation                                       Alberta               100
FINANCIAL OPERATIONS
Trilon Holdings Inc.                                             Ontario               100
Trilon Financial Corporation ("Brascan Financial")               Ontario                70
     Trilon Bancorp Inc.                                         Ontario               100
         Trilon Securities Corporation                           Ontario               100
         Imagine Reinsurance Holdings Limited                    Bermuda                90
         Royal LePage Limited                                    Ontario               100
     Trilon Capital Partners Limited                             Ontario               100
POWER GENERATING OPERATIONS
Brascan Energy Corporation                                       Ontario               100
Great Lakes Holdings Inc.                                        Ontario               100
     Great Lakes Power Inc. ("Brascan Power")                    Ontario               100
         Great Lakes Hydro Income Fund                            Quebec                50
              GNE LLC                                            Delaware              100
              Mississagi Property Inc.                           Ontario               100
              Powell River Energy Inc.                       British Columbia           50
         Great Lakes Power Limited                               Ontario               100
         Highvale Power Corporation                              Alberta               100
         Hydro-Pontiac Inc. ("Pontiac Power")                     Quebec               100
         Maclaren Energy Inc.                                    Ontario               100
BRAZILIAN OPERATIONS
Brascan Brazil Ltd.                                            Grand Cayman            100
Brascan Participacoes Ltda.                                       Brazil               100
Brascan Brasil S.A.                                               Brazil               100
Brascan Energetica S.A.                                           Brazil               100
Brascan Participacoes Financeiras Ltda.                           Brazil               100
Banco Brascan S.A.                                                Brazil                40
Brascan Properties S.A.                                           Brazil               100
Brascan Imobiliaria S.A.                                          Brazil                94
RCMJ Sociedades de Participacoes Ltda.                            Brazil               100
Comfloresta Cia. Catarinense de Emp.                              Brazil                63
Florestais
     Fazenda Brascan Cattle Ltda.                                 Brazil                92
NATURAL RESOURCE INVESTMENTS
Brascade Holdings Inc.                                            Canada               100
     Brascade Resources Inc.                                      Canada                96
Noranda Equities Inc.                                            Ontario               100

---------------
(1) On April 11, 2002, Brascan circulated an offer to purchase all of the outstanding shares of Brascan Financial it does not already own. Brascan's interest in Brascan Financial is also held partly through Trilon Holdings Inc.
(2) Brascan increased its interest in Brascan Power from 93% to 100% in February 2001. Brascan's interest in Brascan Power Inc. is also held partly through Brascan Energy Corporation.





--------------------------------------------------------------------------------
46                                                       ANNUAL INFORMATION FORM

                             ADDITIONAL INFORMATION

Additional information relating to the Company, including information as to directors' and executive officers' remuneration and indebtedness, the principal holders of the Company's securities, and options to purchase securities, is set out in the Management Information Circular of the Company, dated February 28, 2002.

The Company will provide to any person, upon request to the Secretary of the
Company:

(a) if the securities of the Company are in the course of a distribution pursuant to a short form prospectus, or if a preliminary short form prospectus is filed in respect of a distribution of the Company's securities,

     (i) a copy of this Annual Information Form, together with a copy of any document or pertinent pages of any document incorporated by reference in this Annual Information Form;

     (ii) a copy of the audited financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor;

     (iii) a copy of the interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

     (iv) a copy of the Management Information Circular of the Company in respect of its most recent annual meeting of shareholders; and

     (v) a copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus; or

(b)  at any other time, a copy of any documents referred to in (a)(i), (ii),
     (iii) or (iv) above, providing that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.



--------------------------------------------------------------------------------
BRASCAN CORPORATION                                                           47